Exhibit 99.6

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO SAFE-T GROUP LTD. IF PUBLICLY DISCLOSED. OMISSIONS ARE DENOTED IN BRACKETS THROUGHOUT THIS EXHIBIT.

Share Purchase Agreement

This Share Purchase Agreement (the “Agreement”) is made and entered into as of the 1st day of July, 2021 (the “Effective Date”), by and among Takoomi Ltd., a company organized and existing under the laws of the State of Israel (the “Company”), Safe-T Group Ltd., a company organized and existing under the laws of the State of Israel (the “Purchaser”), Cyberkick Ltd., a special purpose vehicle organized as company and existing under the laws of the State of Israel (“SPV”), Mr. Roni Lev, Israeli ID# [**] and Mr. Yotam Benattia, Israeli ID# [**] (the “Founders”) and the Optionholders, in their capacity of prospective Sellers (together with the Founders: the “Sellers”). The Company, the Purchaser, SPV and Sellers are referred to collectively herein as the “Parties” and separately as a “Party”. A list of all Sellers is attached hereto as Exhibit A.

WHEREAS, Company is engaged in the business of SaaS security and privacy tools (the “Business”); and

WHEREAS, the Sellers have incorporated the SPV as a special purpose vehicle, designated solely to facilitate the transactions contemplated herein and thereby;

WHEREAS, immediately prior to the Closing (as defined below), and as a condition thereto, Company shall transfer and assign to the SPV, at no cost to SPV, free and clear of any obligations, liabilities and/or encumbrances other than as herein prescribed, all of Company’s right, title, and interest in and to certain Purchased Assets as well as related agreements, including all patents, copyrights, trademarks, trade secrets and other intellectual property rights therein and thereto all as specified herein, and accordingly, Purchaser desires to purchase all security interests of the SPV;

NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and intending to be legally bound hereby, the Parties agree as follows:

1. DEFINITIONS AND CONSTRUCTION

In addition to other defined items in this Agreement, the following capitalized terms shall have the meanings set forth below:

1.1.1	“102 Trustee” means [**]

1.1.2	“ADS” means American Depository Shares.

1.1.3	“Affiliate” means any Entity which controls, or is controlled by, or is under common control with, a Person. For the purpose herein “Control” means the holding of more than fifty percent (50%) of (i) the equity (ii) the voting rights or (iii) the right to elect or appoint directors.

1.1.4	“Business Day” means any day other than Friday or Saturday, or a day on which the banks in Israel are closed.

1.1.5	“Closing Consideration” means (i) the Base Closing Consideration, less (ii) any Debt, less, without duplications.

1.1.6	“Ancillary Agreements” means all agreements, documents and instruments provided for or contemplated herein.

1.1.7	“Assumed Liabilities” means Liabilities (i) arising following the Closing with respect to the Purchased Assets; and/or (ii) only if arising from the costs incurred in the ordinary course of business.

1.1.8	“Business” has the meaning set forth in the first Recital hereof.

1.1.9	“Base Closing Consideration” means US$9,300,000 in cash and equity blend as described herein.

1.1.10	“Cause” means any of the following events: (i) conviction of, or plea of guilty or nolo contendere to, any felony or any crime by a Seller, or other felonies involving moral turpitude, (including but not limited to acts of theft, embezzlement or fraud); (ii) Seller breaches his non-disclosure or assignment of inventions undertaking toward Purchaser Group, (iii) Seller breaches its fiduciary duties towards the Purchaser Group ((ii)-(iii) provided that the Founder was provided with a written notice and 30 days to cure such failure and/or breach specified under (ii)-(iii) to the extent such breach is curable, and failed to cure the same during such 30 day period), (iv) a material breach of trust by Seller (including the embezzlement of funds of Purchaser Group), (v) involvement of any sexual harassment of any personnel of the Purchaser Group.

1.1.11	“SPV Option” means any option, warrant and/or other convertible instrument which exercise thereof results in receiving any shares of the SPV.

1.1.12	“Debt” shall mean as of the Closing Date, without duplication, the Indebtedness of the SPV, and/or of the Company - if would be deemed as an Assumed Liability, whether or not recognized as such in accordance with IFRS.

1.1.13	“Domain Names” means all internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing.

1.1.14	[Reserved]

1.1.15	“Disability” shall mean the inability of the Seller to substantially perform the functions of his position by reason of any medically diagnosed physical or mental impairment which is expected to result in eminent death or has lasted or is reasonably expected to last for a continuous period of at least three (3) months, as shall be evidenced by a medical certificate issued by a physician in the field causing such disability.

1.1.16	“Effective Date” has the meaning set forth in the first paragraph hereof.

1.1.17	“End Users” shall mean any and all Persons who have downloaded or otherwise used any of the Transferred Software before the Closing Date.

1.1.18	“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

1.1.19	“Escrow Fund” means (i) an amount of US $370,000 deposited in immediately available funds, and (ii) an amount of US$ US$560,000 (by way of issuance to the Escrow Agent, for the benefit of the Sellers), reflecting such number of Consideration Shares (rounded up to the nearest whole number), all out of the Total Consideration.

1.1.20	“Excluded Assets” means assets of the Company and the Sellers, other than (a) assets associated with the Business and/or the Purchased Assets, or otherwise required or necessary for the proper and ongoing operation and activity of the Business; (b) account receivables from sales of products or services that originated prior to the Closing, if made in accordance with past practices in ordinary course. Excluded Assets shall include, for the avoidance of doubt, rights to tax refunds or tax credits with respect to any tax periods or portions thereof, whether or not associated with the Business and/or the Purchased Assets, ending on or prior to the Closing Date)

1.1.21	“Excluded Liabilities” means any and all Liabilities of Company, whether or not related to the Business and/or the Purchased Assets, other than Assumed Liabilities. For the avoidance of doubt, and without derogating from the generality of the foregoing, “Excluded Liabilities” include, unless otherwise specified herein (a) all Liabilities to any employees or service providers (whether under law, contract or custom) arising from facts or circumstances occurring on or prior to the Closing Date excluding any rights of the employees in connection with the period prior to the Closing Date which have been offset pursuant to Section 7.4, and (c) all Liabilities associated with any Purchased Assets that arose prior to or on the Closing Date, regardless of whether any such Liabilities are determined or asserted after the Closing Date (d) any Liabilities associated with the Excluded Assets.

1.1.22	“Escrow Agent” means [**]

1.1.23	“Exchange Act” means the US federal Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

1.1.24	“Fully Diluted” means all issued and outstanding share capital of the SPV, all securities issuable upon the conversion of any existing convertible securities or loans, the exercise of all outstanding warrants, options, options reserved (whether promised, allocated or unallocated, vested or unvested), and issuance of securities pursuant to any anti-dilution rights of existing shareholders (if any).

1.1.25	“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

1.1.26	“Good Reason” means (i) death or Disability of a Seller, (ii) the effective diminution by the Purchaser Group of a Seller’s position with the Purchaser Group in such manner resulting in Seller not holding an executive or a quasi-executive position (i.e. C-level), (iii) any material breach by a member of the Purchaser Group of the terms of a Seller’s engagement, (iv) a material reduction in the Seller’s compensation terms or other material benefit thereof, taken as a whole, which is not applied on a broad basis to applicable senior management of Purchaser.

1.1.27	“Intellectual Property Rights” means any and all of the rights in, arising out of, or associated with throughout the world in or to:

(i)	all United States and foreign patents (including utility models) and applications therefor, including provisional applications, and all reissues, reexaminations, divisions, renewals, extensions, continuations and continuations-in-part thereof (“Patents”);

(ii)	all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology and technical data (“Trade Secrets”);

(iii)	all United States and foreign copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; and

(iv)	all United States and foreign trademarks, service marks, trade names, Domain Names, logos, brand names and trade dress, whether registered or unregistered, and all other rights corresponding thereto throughout the world.

1.1.28	“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable; (c) all reimbursement obligations of such Person with respect to letters of credit and similar instruments; (d) all obligations of such Person under conditional sale; (e) all obligations of such Person incurred, issued or assumed as the deferred purchase price of property other than accounts payable incurred and paid on terms customary in the business of such Person (it being understood that the “deferred purchase price” in connection with any purchase of property or assets shall include only that portion of the purchase price which shall be deferred beyond the date on which the purchase is actually consummated); (f) all obligations secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (g) all obligations of such Person under forward sales, futures, options, swaps, collars, caps and other similar hedging arrangements (including interest rate hedging or protection agreements); (h) all obligations of such Person to purchase or otherwise pay for merchandise, materials, supplies, services or other property under an arrangement which provides that the entire payment for such merchandise, materials, supplies, services or other property shall be made regardless of whether delivery of such merchandise, materials, supplies, services or other property is ever made or tendered; (i) all guaranties by such Person of obligations of others; and (j) all liabilities of such Person under leases required to be accounted for as capital leases under IFRS.

1.1.29	“IFRS” means International Financial Reporting Standards.

1.1.30	“Israeli Securities Law” means the Israeli Securities Law - 1968.

1.1.31	“ITA” means Israeli Tax Authorities.

1.1.32	“Liabilities” means any and all debts, liabilities, payables, commitments, obligations, and the costs or expenses related thereto, whether absolute or contingent, liquidated or unliquidated, secured or unsecured, matured or unmatured, determined or undeterminable, and whether or not accrued or reflected on a balance sheet, including those arising under any law, contract or proceeding (regardless of whether such liabilities arising under such law, contract or proceeding are required to be reflected on a balance sheet in accordance with IFRS), whether or not accrued or contingent.

1.1.33	“Liens” means all mortgages, liens, pledges, charges, security interests, right of first refusal, preemptive right, call, community property interest or other similar encumbrances of any kind or nature whatsoever.

1.1.34	“Material Adverse Effect” means a material and adverse effect on the assets, properties, financial conditions, operating results related to the Purchased Assets and/or the Business as currently conducted, excluding any state of facts, change, effect, condition, development, event or occurrence arising from or related to (i) changes in general economic conditions, capital market, financial, political or regulatory conditions, (ii) changes affecting the industry and/or market in which the Company operates generally; (iii) any act of war, sabotage or terrorism, any military action or the escalation thereof, (iv) changes in applicable laws or accounting rules or principles, (v) the execution and delivery of this Agreement and/or the Ancillary Agreements or the announcement, pendency or consummation of the transactions contemplated by this Agreement and/or the Ancillary Agreements, and (vi) any action taken by the Company and/or Sellers at the Purchaser’s request or to comply with the express terms of this Agreement and/or the Ancillary Agreements or of the transactions contemplated hereunder or thereunder.

1.1.35	“Open Source Code” means any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes without limitation software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

1.1.36	“Optionholder” means any holder of an SPV Option.

1.1.37	“Ordinance” means the Israeli Tax Ordinance [New Version] 5721-1961, as amended, and all rules and regulations promulgated thereunder, as may be amended from time to time, including, and publications and clarifications issued by the ITA.

1.1.38	“Consideration Shares” means Company’s Ordinary Shares, no par value.

1.1.39	“Paying Agent” means [**]

1.1.40	“Party” and “Parties” have the meaning set forth in the first paragraph hereof.

1.1.41	“Person” means any individual or Entity.

1.1.42	“Purchased Assets” means, collectively, (i) the Transferred Software, (ii) the Transferred Intellectual Property Rights, (iii) the Purchased Contracts; (v) the Transferred Equity, (v) Transferred Cash, (vi) Transferred Equipment, (vi) all of the goodwill associated with the Business (of the Company and/or the Sellers).

1.1.43	“Purchased Contracts” means all contracts underlying the Purchased Assets and Assumed Liabilities.

1.1.44	“Purchaser Group” means the Purchaser, SPV and/or any of their Affiliates.

1.1.45	“SEC” means the Securities Exchange Commission.

1.1.46	“SEC Reports” means the reports, schedules, forms, statements and other documents required to be filed by the Purchaser under the Securities Act and the Exchange Act, and the regulations promulgated thereunder, each as amended, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Purchaser was required by law or regulation to file such material).

1.1.47	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

1.1.48	“Section 102” means Section 102 of the Ordinance.

1.1.49	“Section 102 Options” means any SPV Options and/or underlying shares granted under Section 102.

1.1.50	“Section 102 Shares” means any shares issued upon the exercise of the Section 102 Options.

1.1.51	“Section 102 Securities” means the Section 102 Shares and Section 102 Options.

1.1.52	“Software” means any and all computer software, documentation, code and other materials, including assemblers, applets, compilers, source code, source code listings, object code, algorithms, data (including image and sound data), manuals, instructions, samples, examples, content, charts, diagrams, design tools and user interfaces, in any form or format, however fixed.

1.1.53	“SPV ESOP” means the Cyberkick Ltd. 2021 Share Option Plan.

1.1.54	“Subsidiaries” means (a) iShield, Inc., incorporated under the laws of the State of Delaware, and (b) Spell Me Ltd., incorporated under the laws of the Republic of Seychelles.

1.1.55	“Third Party Approvals” means any notice, approval or consent that are necessary in order to consummate the transactions set forth herein including without limitation the approval by [**] (as defined in the Disclosure Schedule).

1.1.56	“Third Party Software” means any Software that is a component of or necessary to compile the Transferred Software and that is not owned by Company.

1.1.57	“Total Consideration” means the Closing Consideration plus the Earn-Out Consideration (if becoming due and payable).

1.1.58	“Trading Day” means a day on which the principal Trading Market is open for trading.

1.1.59	“Trading Market” means Nasdaq.

1.1.60	“Transferred Cash” means an amount of US$ 0.

1.1.61	“Transferred Equity” means the entire issued and outstanding share capital of each of the Subsidiaries, on a fully diluted basis.

1.1.62	“Transferred Intellectual Property Rights” means all Company’s Intellectual Property Rights in and to the Business, or used in or necessary for, or that would be infringed by, the operation of the Business or use, support, reproduction, distribution, marketing, sale, license or display of the Transferred Software.

1.1.63	“Transferred Software” means all Sellers’ and/or Company’s Software existing as of the Closing Date, related to, used in or necessary for the operation of the Business, and all Software owned by, or held in the name of Company or otherwise leased, licensed or transferable by Company, related to, used in or necessary for the operation of the Business, and all related technology, documentation, customer information and materials, including that described in Schedule 1.1.61. It is hereby clarified that with respect Third Party Software, only the Transferred Third Party Software constitutes part of the Transferred Software and/or the Purchased Assets.

1.1.64	“Transferred Equipment” means all of the equipment directly associated with the Purchased Assets.

1.1.65	“Transferred Third Party Software” means all Seller’s rights to the Third Party Software listed in Schedule 4.9.7 of the Disclosure Schedule.

1.1.66	“User Data” means any Personal Information (as defined below) or other data or information collected by or on behalf of the Company from End Users.

1.1.67	“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding tax withholding, issued by the ITA in the form and substance satisfactory to the Paying Agent, that is applicable to the payments to be made to any Person pursuant to this Agreement, stating that no withholding, or reduced withholding, of Israeli tax is required with respect to such payment or providing other instructions regarding such payment or withholding.

2. TRANSACTION

2.1. Purchase of Shares.

2.1.1. Subject to the terms and conditions set forth in this Agreement, at the Closing (as defined below), the Purchaser shall purchase from each of the Sellers and each of the Sellers shall sell to the Purchaser, all of the securities held by the Sellers at the Closing, constituting on the Closing Date, the entire issued and outstanding share capital of the SPV, on a Fully Diluted basis (the “Purchased Shares”).

2.2. Consideration.

2.2.1. In consideration for the sale, transfer and conveyance of the Purchased Shares and all other transactions contemplated hereto and thereby, the Purchaser shall pay the Sellers, subject to applicable adjustments and provisions hereto, an aggregate amount of up to US$12,300,000 comprising the Closing Consideration and Earn-Out Consideration in accordance with such Seller’s respective portion of the Closing Consideration and/or Earn-Out Considerations, as applicable, as specified opposite such Seller’s name in Exhibit A, as follows:

2.3. Closing Consideration:

2.3.1.1. At the Closing, an amount in cash of US$3,700,000 of the Base Closing Consideration shall be deposited by the Purchaser with the Paying Agent (the “Closing Cash Consideration”);

2.3.1.2. At the Closing, an amount of US$ US$5,600,000 (by way of issuance to the Paying Agent, for the benefit of the Sellers), reflecting such number of Consideration Shares (rounded up to the nearest whole number), reflecting the price per ADS of the average weighted average closing price of such securities traded on Nasdaq (“VWAP”), as of April 11, 2021 (the “Commencement Date”), and until the Trading Day which is June 29, 2021 (the “Effective ADS Price”), multiplied by 40 (or in accordance with the then applicable ratio between the Company’s Ordinary Shares and ADS’s at the time of payment); provided however, that the Effective ADS Price shall not decrease below, or increase above, 15% of the VWAP of the seven (7) Trading Days immediately prior to the Closing Date (the “Closing Equity Consideration”).

For illustration purposes, in case that the VWAP for the period commencing at the Commencement Date and ending at the Closing is US$10, then the Effective ADS Price shall be US$10, and thus resulting in 5,500,000/10*40=22,000,000 Consideration Shares; however, if in the above case, the VWAP of the seven (7) Trading Days immediately prior to the Commencement Date was US$7.00, then the Effective ADS Price shall be US$8.05 (reflecting 7*115%) and the number of Consideration Shares issuable hereunder shall be 5,500,000/8.05*40=27,329,193 Ordinary Shares.

2.4. Earn-Out Consideration:

2.4.1.1. The Founders (which solely for the purpose of this Section 2.4 shall also include David Matrikin) shall be entitled to a performance-based payment by Purchaser of up to US$3,000,000 (the “Earn-Out Consideration”) in accordance with such Founder’s respective portion of the Earn-Out Consideration as provided in Exhibit A, in case the SPV was able to timely meet the performance milestones and terms prescribed in Schedule 2.4.1.1 (the “Milestones”), provided that the entitlement shall be only of the Founder(s) who are still engaged by SPV, Purchaser or any of the Purchaser Affiliates at such time (in accordance with such Founder’s respective portion of the Earn-Out Consideration to the extent that only one Founder is engaged with the Company at the applicable time), provided that a Founder shall be deemed ‘engaged’ also in the event that such engagement of a Founder was terminated by Purchaser or any of the Purchaser Group not for Cause, or by a Founder for Good Reason - The Earn-Out Consideration shall be divided into two amounts (a) US$1,500,000 (or a linear portion thereof, as further illustrated under Schedule 2.4.1.1 and will be payable by Purchaser in respect of meeting the applicable Milestones for a 12 months period between July 1, 2021 and June 30, 2022 (the “First Earn-Out Period”) and (b) US$1,500,000 (or a linear portion thereof) will be payable by Purchaser or SPV in respect of meeting the applicable Milestones for a 12 months period between July 1, 2022 and June 30, 2023 (the “Second Earn-Out Period”). However, if the Founders fail to meet, partially or in whole, the Milestones set for the First Earn-Out Period but fully meet the Milestones set for the Second Earn-Out Period, they shall be entitled to the entire Earn-Out Consideration. Meeting the Milestones, if applicable, shall be determined based on IFRS.

2.4.1.2. The Earn-Out Consideration shall be paid to the Paying Agent in the Consideration Shares, in cash (or any combination thereto) at the Purchaser’s sole discretion (provided that the cash payment shall not increase the aggregate cash consideration received by Sellers to more than 40% of the total consideration value (cash and equity)), where the part paid in Consideration Shares shall be calculated based on the VWAP of the seven (7) Trading Days immediately prior to June 30, 2022 and June 30, 2023, respectively (the “First Earn Out Effective ADS Price” and the “Second Earn Out Effective ADS Price”, respectively), multiplied by 40 (or in accordance with the then applicable ratio between the Company’s Ordinary Shares and ADSs at the time of payment), provided however, that if an applicable payment of an Earn-Out Consideration or portion thereof shall cause a certain Founder to hold more than 9.99% of the share capital of the Purchaser, calculated solely on the basis of the Purchased Shares issued at Closing (“Exceeding Holdings Portion”), then such Exceeding Holdings Portion shall be paid to such Founder only in cash. Such payments shall be made (if due) within 30 days from the lapse of each respective Earn-Out Period.

2.5. Treatment of Convertibles:

2.5.1. At the Closing, each (i) outstanding SPV Option that is unexpired, unexercised and outstanding immediately before the Closing, vested and exercisable as of immediately before the Closing (each, a “Vested SPV Option”) shall be exercised by their respective holder or otherwise expire at the Closing, and (ii) each outstanding SPV Option that is unexpired, unexercised and outstanding immediately before the Closing, unvested and not exercisable as of immediately before the Closing (each, an “Unvested SPV Option”), shall immediately expire with no force and effect at the Closing, without any rights or assumption, redemption and/or substitution by their respective Optionholder. Any shares underlying the Vested PSV Option shall be deemed as Purchased Shares, and their respective Optionholder shall be deemed as a Seller in all manners and respects.

2.5.2. Except as may be otherwise agreed to by Purchaser no action shall be taken by the Company prior to the Closing to accelerate the vesting and/or exercisability of any SPV Option (other than in accordance with the existing terms of any such SPV Option), nor to grant any SPV Options other than to those employees of the Company on the Commencement Date, and the SPV shall cause the provisions in the SPV ESOP providing for the issuance or grant of any other interest in respect of the SPV to be deleted or otherwise terminated as of the Closing.

2.6. Purchased Contracts. Company shall cause the full and lawful assignment or novation of all the Material Purchased Contracts (as defined below) no later than the Closing.

3. CLOSING

3.1. The Closing.

3.1.1. Closing. The closing of the transactions contemplated herein and thereby (the “Closing”) shall be held by electronic exchange of documents, subject to the fulfillment of all of the Conditions Precedent (as defined in Section 3.4 below) on or prior to the Drop Dead Date, or at such other time and place as the Parties mutually agree upon orally or in writing (the date of the Closing being herein referred to as the “Closing Date”).

3.2. Deliveries and Transactions at the Closing. At the Closing, the following transactions shall occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered):

3.2.1. Share Transfer Deeds. The Sellers shall deliver to the Purchaser Share transfer deeds in favor of the Purchaser, duly executed by each of the Sellers in such form reasonably satisfactory to the Purchaser and covering the transfer of the Sellers’ Purchased Shares, together with the Sellers’ share certificates covering the Sellers Purchased Shares under the name of the Sellers, or in the absence of such share certificates, affidavit of loss of share certificate in such form acceptable to Purchaser; in the form attached hereto as Schedule 3.2.13.2.2.

3.2.2. Board Resolutions. The SPV shall deliver to the Purchaser copies of duly executed resolutions of the Board of Directors of the SPV in such form reasonably satisfactory to the Purchaser, by which, inter alia: (i) the execution, delivery and performance by the Company of this Agreement, including without limitations, the transfer of the Purchased Shares and all documents and agreements ancillary to such agreements (collectively, the “Ancillary Agreements”) shall have been approved.

3.2.3. Shareholders Resolutions. The SPV shall deliver to the Purchaser copies of duly executed resolutions of its shareholders in such form reasonably satisfactory to the Purchaser, by which, effective as of the Closing (i) the Amended Articles shall have been adopted; and (ii) Mr. Shachar Daniel has been appointed as the sole director in the SPV and each of the Subsidiaries (the “New Directors”); in the form attached hereto as Schedule 3.2.2.

3.2.4. Share Certificates and Registration. The SPV shall deliver to the Purchaser a duly executed and valid share certificate in the name of the Purchaser reflecting the Sellers’ Purchased Shares transferred to the Purchaser at the Closing, in the form attached hereto as Schedule 3.2.4(a). The SPV shall register the transfer of the Sellers’ Purchased Shares in the SPV’s Shareholder Register and shall deliver a copy of the Shareholder Register to the Purchaser and the Sellers in the form attached hereto as Schedule 3.2.4(b).

3.2.5. Compliance Certificate. The SPV shall deliver to the Purchaser a certificate in such form reasonably satisfactory to the Purchaser, duly executed by the CEO of the SPV, solely in its applicable capacity hereunder, dated as of the Closing Date, such certificate confirming the satisfaction as of the Closing of the Purchaser’s Conditions Precedent and that all Purchased Assets have been transferred to the SPV in accordance with the terms herein; substantially in the form attached hereto as Schedule 3.2.1.

3.2.6. Opinion of Counsel. The Company shall deliver to the Purchaser an opinion (substantially in form attached hereto as Schedule 3.2.6), dated as of the Closing Date, of Barnea Law Offices.

3.2.7. Agreements.

3.2.7.1. Each of the Sellers, and the SPV shall enter the employment Agreements in the form attached hereto as Schedule 3.2.7.1(a) and Schedule 3.2.7.1(b).

3.2.7.2. Company shall have assigned all employment agreements with all employees to the SPV or SPV have executed an employment agreement with such employee, in the form attached hereto as Schedule 3.2.8.2, all under continuation of employment scheme.

3.2.7.3. Sellers, Purchaser and Escrow Agent shall enter into an escrow agreement in such form reasonably satisfactory to the Purchaser (the “Escrow Agreement”), the costs of which shall be borne by the Purchaser.

3.2.7.4. [Reserved].

3.2.7.5. Sellers, Purchaser and the Paying Agent shall enter into a trust agreement in such form reasonably satisfactory to the Purchaser (the “Paying Agent Agreement”).

3.2.8. Payment. The Purchaser shall deposit the Closing Cash Consideration with the Paying Agent, which shall be by way of a bank transfer in immediately available funds, pursuant to wiring instructions given in writing by the Paying Agent, and shall provide written confirmation evidencing the issue of the Closing Equity Consideration under the name of the Sellers.

3.2.9. Purchaser Board Resolutions. The Purchaser shall deliver to the Sellers copies of duly executed resolutions of the Board of Directors of the Purchaser, by which, inter alia: the execution, delivery and performance by the Purchaser of this Agreement, including without limitations, the issuance of the Closing Equity Consideration, the Earn Out Consideration and all Ancillary Agreements shall have been approved, in the form attached hereto as Schedule 3.2.9.

3.2.10. Asset Purchase Agreement. The Sellers shall deliver to the Purchaser, full and complete executed copies of the Asset Purchase Agreement between the Company and the SPV, pursuant to which all the Assets Purchased Assets and Assumed Liabilities, have been transferred to the SPV, all in accordance with the agreement attached hereto as Schedule 3.2.10 (“APA”) and the terms of this Agreement.

3.2.11. Financing by Purchaser. The Purchaser shall remit to the SPV’s bank account the first instalment of the Purchaser Financing (as defined below).

3.2.12. Proxy. Each Seller shall deliver to Purchaser a duly executed proxy in the form attached hereto as Schedule 3.2.13.

3.3. Conditions to Closing by the Purchaser. The obligations of the Purchaser to pay the Closing Consideration, is subject to the fulfillment on or before the Closing of the following conditions precedent (“Purchaser’s Conditions Precedent”), any one or more of which may be waived in whole or in part by the Purchaser, in its sole discretion.

3.3.1. Accurate Representations and Warranties. The representations and warranties set forth in Section 4 below shall be true and correct when made and, in all material respects, as of the Closing Date as though the Closing Date was substituted for the date set forth in the representations and warranties set forth in Section 4 of this Agreement. There has been no Material Adverse Effect, except for the [•] (as defined in the Disclosure Schedule).

3.3.2. Compliance with Covenants. The Company, the SPV and the Sellers, as the case may be, shall have performed and complied with all of its covenants, agreements and undertakings as set forth herein.

3.3.3. Qualifications and Consents. (a) The Company, SPV and the Sellers, as the case may be in their capacity, shall have obtained all Third Party Approvals, permits, consents, approvals and authorizations that shall be necessary or required lawfully for the Company, the SPV and the Sellers to consummate the transaction contemplated by this Agreement and the Ancillary Agreements (and all of the foregoing shall be effective as of the Closing), except the filing of the Amended Articles and the other required notices specified in Schedule 4.4(b) with the Israeli Registrar of Companies (the “Registrar”) and (b) shall have delivered to the Purchaser on or prior to the Closing of copies of such permits, consents, approvals and authorizations specified in Schedule 4.4(b).

3.3.4. No Action. With respect to the SPV and/or otherwise in connection the Purchased Assets, no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any state, municipal, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would: (i) prevent consummation of any of the transactions contemplated by this Agreement; (ii) cause any of the transactions contemplated by this Agreement, the Amended Articles and the Ancillary Agreements to be rescinded following consummation; or (iii) affect adversely the right of the Company to own its material assets or to operate its business as currently conducted or as currently proposed to be conducted.

3.3.5. Full Transfer. All and no less than all of the Purchased Assets have been duly and fully assigned, transferred and conveyed to SPV at no cost to SPV, free and clear of any Liens and/or any other encumbrances and/or third-party rights. Without derogating from the general nature of the foregoing (i) with respect to any Purchased Asset which is a Transferred Third Party Software, irrevocably assign to SPV the license with respect to such Transferred Third Party Software, and (ii) further irrevocably grant, convey and assign to SPV all of its worldwide right, title and interest in and to any and all causes of action and rights of recovery for past infringement or misappropriation of the Transferred Intellectual Property Rights, to be held and enjoyed by SPV and its successors and assigns. No liabilities have been assumed by the SPV and/or otherwise attached to the Purchased Assets, other than the Assumed Liabilities, and specifically excluding the Excluded Liabilities. No Purchased Asset shall be subject to, or otherwise contain any right, data or information to be retained by the Company under the terms hereof and/or otherwise associated with any Excluded Asset.

3.3.6. Actions Taken; Delivery of Documents. All the actions to be taken as set forth in Section 3.2 above and under this Section 3.3.6 shall have been completed, and all documents to be delivered by the Company and Sellers, as set forth in Section 3.2 above and under this Section 3.3.6, shall be delivered to the Purchaser.

3.3.6.1. Company shall have delivered to the Purchaser a copy of all documents evidencing the transfer and conveyance of the Transferred Equity to SPV.

3.3.6.2. The Company, SPV, and Sellers shall have delivered to Purchaser duly executed copies of the Escrow Agreement and the Paying Agent Agreement.

3.3.6.3. Company shall have delivered to the Purchaser a copy of the shareholders resolutions evidencing the nomination of Shachar Daniel as a sole member of the Board of Directors of the SPV and iShield, Inc., and the resignation of all directors then existing prior to the Closing.

3.3.6.4. Company shall have delivered a duly executed assignment or novation of each of the Purchased Contracts that are specified in Schedule 3.3.6.5 (“Material Purchased Contracts”);

3.3.7. Proceedings and Documents. All corporate and other proceedings in connection with the deliverable set forth in Section 3.3.6 above in the form agreed upon with the Purchaser, and the Purchaser shall have received all such counterpart originals or certified or other copies of such documents as the Purchaser may reasonably request.

3.3.8. Absence of Material Adverse Changes. From the date hereof until the Closing, there will have been no Material Adverse Effect in the business condition or prospects of the Company, as such business is presently conducted, except for the [**].

3.4. Conditions to Closing by the Company, SPV and the Sellers. The Company’s, the SPV’s and Sellers’ obligation at the Closing to consummate the transactions contemplated hereby is subject to the satisfaction and fulfillment, prior to or at the Closing, of each of the following conditions precedent (“Company and Sellers’ Conditions Precedent”, and together with the Purchaser’s Conditions Precedent – “Conditions Precedent”) (any or all of which may be waived, in whole or in part, by the Company, SPV and the Sellers, but in any event shall the transactions contemplated herein be closed by the Company, SPV and the Sellers simultaneously):

3.4.1. Accurate Representations and Warranties. The representations and warranties of the Purchaser set forth in Section 5 below shall be true and correct in all material respects when made and as of the Closing Date as though the Closing Date was substituted for the date set forth in the representations and warranties set forth in Section 5 of this Agreement.

3.4.2. Compliance with Covenants. The Purchaser shall have performed and complied with all of its covenants, agreements, and undertakings as set forth herein and, without derogation from the generality of the aforesaid, the Closing Consideration is paid to the Sellers at Closing.

3.4.3. No Action. With respect to the Purchaser, the Company, the Sellers and the SPV and/or otherwise in connection the Purchased Assets, no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any state, municipal, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would: (i) prevent consummation of any of the transactions contemplated by this Agreement; (ii) cause any of the transactions contemplated by this Agreement, the Amended Articles and the Ancillary Agreements to be rescinded following consummation; or (iii) affect adversely the right of the SPV to own its material assets or to operate its business as currently conducted or as currently proposed to be conducted.

3.4.4. Ruling. The Company and the Sellers shall have received a preliminary approval from the ITA with respect to transfer of the Purchased Assets and Assumed Liabilities from the Company to the SPV, pursuant to Section 105 and 103 to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ruling”).

4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLERS

The Company and each Seller individually and jointly hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule (the “Disclosure Schedule”) attached hereto as Schedule 4, whether or not such Schedule is specifically referenced herein (which the Disclosure Schedule shall be divided into sections corresponding to the provisions hereof, but shall also apply to other Sections to the extent readily apparent from their context), the statements contained in this Section 4 will be true and correct in all material respects as of the Closing Date (except if a specific date is referenced therein, in which case the representation shall be true as of such date) as though the Closing Date was substituted for the date set forth in the representations and warranties set forth in this Section 4.

For the purpose of this Section 4, unless the context requires otherwise, the term “SPV” shall mean any Subsidiary.

4.1. Organization. The SPV is duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Articles of Association of the SPV, as currently in effect, were provided to the Purchaser (the “Corporate Documents”). The SPV was incorporated solely for the purpose of facilitating the transactions contemplated herein and thereby, SPV did not conduct any business prior to the Closing, and does not own any assets other than the Purchased Assets, and is not subject to any liabilities other than the Assumed Liabilities.

4.2. Authorization. All corporate action on the part of the Company, SPV and the Sellers, and each of their officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the Amended Articles and the Ancillary Agreements, the performance of all obligations of the Company and the Sellers hereunder and thereunder, and the authorization, sale and delivery of the Seller’s Purchased Shares have been taken or will be taken prior to the Closing.

4.3. Validity; No Breach.

4.3.1. This Agreement, the Ancillary Agreements and the documents to be delivered to the Purchaser at the Closing were duly executed by the Company, SPV and each of the Sellers and at the Closing (assuming the due authorization, execution, and delivery by the Purchaser) shall constitute valid and legally binding obligations of them, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3.2. The Company and/or SPV is not in violation or default of any provision of its Corporate Documents. The SPV is not in violation or default of any contract to which it is a party or by which it is directly bound, relating to the Purchased Assets or the Assumed Liabilities, which would be likely to cause a Material Adverse Effect to the Purchased Assets or the Assumed Liabilities. The execution and the delivery of this Agreement, the Amended Articles and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, will not, (i) violate any law, injunction, court judgment, order, decree, ruling, or other restriction of any Governmental Body, or competent court to which the Company and/or SPV is directly subject; (ii) conflict with, result in a breach of, constitute a default by the Company, and/or SPV under, result in the acceleration of, create the right to accelerate, terminate, modify, cancel, or require any notice under any Material Purchased Contracts, or result in the imposition of any Lien, pledge, claim, charge, encumbrance or third party rights of any kind (the “Security Interest”) upon such assets; or (iii) violate any provision of the Corporate Documents, (i)-(iii) provided that the same relates solely to the Purchased Assets and/or the Business.

4.4. Governmental Consents or Third-Party Consents. The Company and/or SPV does not need to give any notice to, make any filing with, or obtain any authorization, consent, qualification, order or approval from any Governmental Body, or any third party that is a party to a Material Purchased Contract, in order to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, including the transfer of the Purchased Shares, except for such authorizations, consents or approvals as specifically listed in Schedule 4.4(a) which shall have been secured by the Company and/or SPV prior to the Closing, and such notices and filing with the Registrar, to be filed after the Closing, as listed in Schedule 4.4(b). Each of the shareholders of the SPV has waived any participation rights it may have had with respect to the transactions contemplated by this Agreement.

4.5. Capitalization and Title to Shares

4.5.1. Prior to the Closing, the authorized share capital of the SPV consists of 10,000,000 Ordinary Shares, par value NIS 0.01 per share, of which 111,000 Ordinary Shares are issued and outstanding as set forth in Schedule 4.5.1(a). Except for the SPV ESOP and as set forth in Schedule 4.5.1(b) of the Disclosure Schedule, the SPV has never adopted, sponsored or maintained any share option plan or any other plan or agreement providing for equity compensation to any Person. Schedule 4.5.1(a) of the Disclosure Schedule sets forth for each outstanding SPV Option: (1) the name of the holder of such option, (2) the domicile address of such holder (to the extent the Company as such information), (3) an indication of whether such holder is an employee of the SPV or any of the Subsidiaries, (4) the date of grant or issuance of such option, the number of Ordinary Shares subject to such option, (5) the exercise price of such SPV Option, (6) the vesting schedule for such SPV Option, including the extent vested to the date of this Agreement.

4.5.2. Capitalization. A complete and correct list of all the security holders of the SPV (including, for the avoidance of doubt, holders of all of the outstanding options, warrants, convertible securities and other rights to purchase or otherwise acquire shares of the Company) immediately prior to the Closing and immediately following the Closing is as set forth in Schedule 4.5.2 attached hereto. The individuals and entities identified in Schedule 4.5.2 are the holders of record and beneficially of all of the issued and outstanding share capital of the SPV, on a fully-diluted basis and of all rights thereto, free and clear of any Security Interest, participation rights, restrictions, rights, options to purchase, proxies, voting trust and other voting agreements, calls or commitments of every kind, and, except as set forth in Schedule 4.5.2, there are no other shares, options, warrants, convertible securities or other rights (including participation rights) to subscribe for, purchase or acquire any share capital of the SPV from the SPV, or from each of the other shareholders of the SPV listed therein.

4.5.3. Valid Issuance. The share capital of the SPV outstanding on the date hereof is all duly and validly authorized and issued, fully paid and non-assessable, was issued free of any participation rights or Security Interest, and was issued in compliance with all applicable laws.

4.6. Ownership of Ordinary Shares. The Purchased Shares being purchased by the Purchaser hereunder, when transferred, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein will be duly and validly authorized and issued, fully paid, and non-assessable, and transferred in compliance with all applicable laws and will be free of any Security Interest, free of any restrictions on transfer, participation rights other than restrictions under this Agreement, the Amended Articles and the Ancillary Agreements and any applicable security laws, will have the rights, preferences and privileges set forth in this Agreement, the Amended Articles and the Ancillary Agreements and shall be subsequently duly registered in the name of the Purchaser in the SPV’s Shareholder Register.

4.7. Subsidiaries. At the Closing the SPV shall own the share capital and equity or similar interest in the corporations, partnerships, trusts, joint ventures, associations, or other entities listed in Schedule 4.7, with such ownership percentage specified therein.

4.8. Confidentiality and Proprietary Information and Inventions Agreement. Other than as specified in Schedule 4.8(a), each of the Company’s and SPV’s officers, employees and consultants, having access to confidential information of the Company’s and SPV or who is engaged by Company and SPV in the creation of Intellectual Property (as defined below), has executed or will have executed prior to the Closing, a Confidentiality and Proprietary Information and Inventions Agreement in substantially the forms attached hereto as Schedule 4.8(b), and each such agreement shall remain in full force and effect pursuant to its terms. To Sellers and SPV’s knowledge, none of Company’s current or former employees or consultants (in its capacity as such) is in breach or violation of confidentiality undertakings towards Company and/or SPV. Other than as specified in Schedule 4.8(c), all consultants or vendors of the Company and/or SPV with access to confidential information of the Company and/or SPV are party to a written agreement pertaining to non-disclosure and non-use of confidential information of the Company and/or SPV. To the knowledge of the Sellers, Company and SPV, none of the Company’s and/or SPV’s consultants or vendors are in violation of such agreements. To the Company’s, Sellers and SPV’s knowledge, no such officer or employee or consultant (in its capacity as such) is in violation of any prior employee contract, proprietary information agreement or other agreement relating to the right of any such individual to be employed by, or to contract with, the Company and/or SPV, and, to the Company’s and/or SPV’s knowledge, the continued employment by the SPV’s employees, and the performance of the Purchased Contracts with its independent contractors, will not result in any such violation. The SPV has not received any written notice alleging that any such violation has occurred.

4.9. Intellectual Property.

4.9.1. General. Immediately prior to the Closing, the Company has owned or had the right to use pursuant to written license, sublicense, agreement, or permission, free and clear of any Security Interest, all Intellectual Property Rights, including party rights and royalties, all Patents, trademarks, service marks, trade names, mask works, copyrights and all trade secrets and confidential business information (including research and development information), including know-how, invention, designs, processes, computer programs, algorithms, firmware and technical data, concepts, techniques, methods, systems, drawings, photographs, models, prototypes, research materials, formulas, development or experimental work, work in progress, cost data, marketing plans, product plans, business and marketing strategies, financial information, forecasts, personnel information and customer or supplier lists, and, as to all such items exclusively owned by the Company, all other proprietary rights relating to any of the foregoing (including without limitation associated goodwill and remedies against infringements thereof and rights of protection of an interest therein under the laws of all jurisdictions), all excluding any software made available on an off-the-shelf or shrink-wrap basis and all rights and technology embodied therein, as currently used or as proposed to be used by the Company until the Closing Date and relating to the Purchased Assets, or as necessary or required for the conduct of its Business as currently conducted. Each item of Intellectual Property owned, licensed or used by the Company immediately prior to the Closing hereunder, constituting a Purchased Asset, will be owned, licensed or available for use by the SPV on substantially the same terms and conditions immediately subsequent to the Closing hereunder. Except for readily and commercially available off-the-shelf software, no other Intellectual Property of any kind shall be required by the SPV to conduct its Business or contemplated to be conducted until the Closing Date is owned by a third party or would require a license and/or the payment of any fee or royalty.

4.9.2. Ownership of Intellectual Property. All of the Transferred Intellectual Property Rights evidenced by or embodied in and/or attached, connected or related to: (i) the Company’s and/or SPV’s technology, and (ii) any work product created by or for the Company and/or SPV prior and up to the Closing Date, is owned solely and exclusively by the SPV prior to the Closing, other than Open Source Code which constitutes Third Party Software, or any other Third Party Software made available on an off-the-shelf or shrink-wrap basis and all rights and technology embodied therein, as specified under Schedule 4.9.2(i) of the Disclosure Schedule. The Company’s and/or SPV’s current and former employees, consultants, and other persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed the Transferred Intellectual Property Rights, have entered into written agreements with the Company, and subsequently the SPV assigning all rights in any and all Intellectual Property constituting as Purchased Assets, as developed in the course of their employment by or provision of services to the Company. Schedule 4.9.2(ii) of the Disclosure Schedule identifies in all material respects each: (a) Patent, trade mark, domain name or registration which has been issued to the Company with respect to any of the Transferred Intellectual Property Right; (b) pending patent or trade mark application or application for registration which the Company and/or SPV has made with respect to any of the Transferred Intellectual Property Rights; (c) trade name or unregistered trademark used by the SPV and/or was used by Company prior to the Closing; and (d) license, agreement, or other permission which the Company and/or SPV has received from or granted to any third party with respect to any of the Transferred Intellectual Property Rights (together with any exceptions), and (e) all Domain Names. With respect to each item of Transferred Intellectual Property required to be identified as set forth in this Section 4.9.2, other than as limited with respect to Open Source Code which is identified under the Disclosure Schedule, and unless set forth otherwise in the Disclosure Schedule: (i) immediately prior to the Closing, the SPV possesses all right, title, and interest in and to the item, free and clear of any Security Interest, license, royalty, or commission; (ii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge by any competent court or Governmental Body applicable to the Company; (iii) no action, suit, proceeding, hearing, or to the knowledge of the SPV, investigation, charge, complaint, claim, or demand is pending or to the knowledge of the Company and/or SPV is threatened which challenges the legality, validity, enforceability, use, or ownership of the item; (iv) the Company, SPV or the Sellers have never agreed to indemnify any person for or against any interference, infringement, misappropriation, or other conflict with respect to the item, other than as set forth in Schedule 4.9.2; and (v) the Company, SPV or the Sellers has not granted, and there are no outstanding, options, licenses or agreements of any kind relating to the Transferred Intellectual Property Rights, nor is the SPV a direct party to any option, license or agreement of any kind with respect to any of the Transferred Intellectual Property Rights.

4.9.3. No Infringement. (i) There are no infringement or misappropriation suits pending or filed or, to Company’s knowledge, threatened against the Company and/or the Sellers and/or SPV, that relate to the Purchased Assets and SPV’s business and Company and/or Sellers are not presently aware of or have a reason to believe that any such infringement or misappropriation exist. The Company has no reason to believe that it interfered with, infringed upon, misappropriated, or otherwise come into conflict with any intellectual property rights of any third party with respect to the Transferred Intellectual Property Rights; (ii) the Company has never received any charge, or written complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any intellectual property rights of any third party with respect to the Transferred Intellectual Property Rights) and to the Company’s and Seller’s knowledge, there is no basis for such claim; and (iii) to the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Transferred Intellectual Property.

4.9.4. Protection of IP Rights and Trade Secrets. The Company takes such reasonable actions to maintain and protect each item of Transferred Intellectual Property Rights which actions are reasonable and customary in the industry in which the Company operates. All the confidential information is being (and has been) continuously maintained in confidence by the Company and the Company has taken measures reasonable and customary to protect and prevent its disclosure to unauthorized parties. The Company has complied, in all material respects with the requirements of, and has filed all material documentation required in dealing with, all patent and trademark offices and any other patent registry agency in which its patent applications were filed, as instructed by its professional patent counsel; and, to the best knowledge of the Company, all patents (if any) and patent applications are in effect, and there is no prior art or any other claim which renders the inventions of the Company referred to in the patents, patent applications and related documentation (if any) invalid in any manner.

4.10. Ownership; Software.

4.10.1. To the Company’s best knowledge, following the Closing, Purchaser will be permitted to exploit the Purchased Assets to the same extent Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration, subject to Open Source Code terms and licenses disclosed under the Disclosure Schedule.

4.10.2. Company has not transferred ownership of, granted any exclusive license of or right to or authorized the retention of any exclusive rights to or joint ownership of, any Purchased Assets.

4.10.3. The Purchased Assets are free and clear of any Liens, excluding any Third Party Software and any Third Party Software made available on an off-the-shelf or shrink-wrap basis and all rights and technology embodied therein. The Purchased Assets constitute all of the Software and Transferred Intellectual Property Rights owned by or held in the name of Seller or transferable by Seller, that relate to the Business.

4.10.4. The Purchased Assets and, to the Company’s knowledge, Transferred Third Party Software have not and do not infringe any third party’s Intellectual Property Rights.

4.10.5. Company has not permitted its rights in the Transferred Intellectual Property Rights to lapse or enter the public domain. Neither Company nor Sellers have no knowledge of any information, materials, facts or circumstances that would render any Transferred Intellectual Property Rights invalid or unenforceable.

4.10.6. Schedule 4.10.6 of the Disclosure Schedule lists all registrations and registration applications pendent with respect to the Transferred Intellectual Property Rights (collectively, “Transferred Registrations”). With respect to such Transferred Registrations, all necessary registration, maintenance, and renewal fees for conducting the Business until Closing have been paid as listed in Schedule 4.10.6 of the Disclosure Schedule. Company has no knowledge of any information, materials, facts or circumstances that would render any Transferred Registrations invalid or unenforceable, or would cause a Material Adverse Effect to pending Transferred Registrations. There are no proceedings or actions known to Company before any competent court or tribunal related to any such Transferred Registrations. There are no proceedings or actions (including without limitation, open re-examination, investigation or other proceedings) known to Company before any Governmental Body applicable to the Company (including the United States Patent and Trademark Office) or equivalent authority anywhere in the world). Company has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Transferred Registrations that would constitute fraud or a misrepresentation with respect to such application or that would otherwise adversely affect the enforceability of any Transferred Registrations.

4.10.7. Schedule 4.9.7 of the Disclosure Schedule provides a complete, accurate list of all Third Party Software and other technology of third parties included in the Transferred Software.

4.10.8. Company has, and as a result of the transactions contemplated by this Agreement, SPV shall have, and Company is not aware of any impediment that will prohibit or circumvent SPV’s right to use, on a perpetual, non-revocable, world-wide basis, pursuant to valid licenses, all software development tools, library functions, compilers and all other Third Party Software that are or were used by Seller to create, modify, compile, operate or support any Transferred Software or that are or were used in, incorporated into, integrated or bundled with, or used in the development of any Transferred Software without any obligation to pay any royalties, accounting or other similar payments to any third party other than as set forth in the respective assigned or novated Purchased Contracts provided by Seller to SPV or as limited by Open Source Code terms and licenses as disclosed under the Disclosure Schedule.

4.10.9. Except as set forth in Schedule 4.9.9 of the Disclosure Schedule, no Open Source Code was used in the development or modification of any Software that is Transferred Software (other than Third Party Software), or is incorporated into any Transferred Software (other than Third Party Software), and no Software that is Transferred Software (other than Third Party Software) is or was distributed with or was derived from, Open Source Code.

4.10.10. Company is not aware that any Person has infringed or is infringing any Transferred Intellectual Property Rights.

4.10.11. Company has taken all reasonable steps that are required to protect Company’s rights in confidential information and Trade Secrets within the Transferred Software. Seller, through its past and current employees, contractors, consultants and other service providers, is the sole developer of the Transferred Software (other than Third Party Software) and no other person has contributed to, created or modified the Transferred Software (other than Third Party Software).

4.10.12. No funding, facilities or personnel of any Governmental Body, university, college, other educational institution or research center or funding from third parties was used in the development of the Purchased Assets in whole or in part.

4.10.13. To the extent that any Transferred Software (other than Third Party Software) or Transferred Intellectual Property Rights (or component thereof) was originally owned or created by, for or with any third Person, including any predecessor of Company:

4.10.13.1. Company has, and SPV shall subsequently have, a valid or enforceable written agreement with such third party or parties with respect thereto, pursuant to which Company has obtained complete, unencumbered, irrevocable and unrestricted ownership and is the exclusive owner of, all such Transferred Software (other than Third Party Software) or Transferred Intellectual Property Rights by valid assignment or otherwise, which agreement has been filed in a timely manner with the appropriate Governmental Body (to the extent so required);

4.10.13.2. the transfers from Company and/or Sellers to Purchaser hereunder do not violate such third-party agreements;

4.10.13.3. such third parties have not retained and do not have any rights or licenses with respect to any Transferred Software (other than Third Party Software) or Transferred Intellectual Property Rights, to the extent not assignable and/or transferable according to applicable law; and

4.10.13.4. To Company’s knowledge, no basis exists for such third party to challenge or object to this Agreement or to the transfers of any Transferred Software or Transferred Intellectual Property Rights contemplated hereunder.

4.10.14. Other than customary data storage services, no third party, including any escrow agent, possesses any copy of, or has a license to or otherwise has access to, any source code to any Transferred Software (other than Third Party Software) or any Software that embodies Transferred Intellectual Property Rights, and Company shall have delivered to Purchaser all copies of, and neither Seller nor any of its affiliates shall have retained any copy of, any source code to any Transferred Software or Software that embodies Transferred Intellectual Property Rights. Seller does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Transferred Software source code to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code to any Transferred Software (other than Third Party Software) to any other Person.

4.10.15. The Transferred Software (other than Third Party Software) performs materially in accordance with its documentation. Other than customary bugs and issues for software similar to the Transferred Software, Seller has disclosed in writing to Purchaser, a summary of any known problem or issue with respect to any of the Transferred Software (other than Third Party Software) which does, or may reasonably be expected to, have a Material Adverse Effect on the functionality or fitness for the current purpose of use of Transferred Software (other than Third Party Software).

4.10.16. Except as set forth in Schedule 4.9.16 of the Disclosure Schedule, the Transferred Software (other than Third Party Software) source code has been documented materially consistently with the relevant industry practice.

4.10.17. Company has delivered to Purchaser complete and accurate records with respect to all current fixes and material problem lists of the Transferred Software (other than Third Party Software). There are no “Critical Problems” with the Transferred Software (other than Third Party Software). For the purposes of the foregoing, “Critical Problem” means a problem, defect, malfunction, nonconformity or error which has been (or should reasonably be) assigned the most critical level of error for Company’s internal tracking and reporting systems, in a manner consistent with past practices and reasonable industry standards.

4.10.18. The Transferred Software (including, to Company’s knowledge, Third Party Software) is free of any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” “harmful code,” (as such terms are commonly understood in the software industry) or other software routines, code or hardware components that in each case are designed to harm, or are capable of performing any of the following functions: (i) permitting unauthorized access, or the unauthorized disablement or erasure of, or other unauthorized impediment to, such (or parts thereof) or data or other software of users, or otherwise causing them to be incapable of being used in the full manner contemplated in the applicable documentation or (ii) damaging, or destroying any data or files without the user’s consent.

4.11. Information Systems.

4.11.1. Schedule 4.10.1(i) of the Disclosure Schedule lists all the Software, equipment and information systems (“Information Systems”) owned, licensed, leased or controlled by Company that are material to the operation of the Business as currently conducted and as currently proposed to be conducted. If such Information Systems are operated or hosted by an outsourcer or other third-party provider, the identity of such third-party provider, as known to the Company, is disclosed in the Disclosure Schedule. Such Information Systems are sufficient for the conduct of the Business as currently conducted. The Company uses reasonable means, consistent with industry standard means available to the public, to protect the security and integrity of all such Information Systems and the data stored thereon. Other than as set forth in Schedule 4.11.1(ii) of the Disclosure Schedule, the use by the Company of any Software or Information Systems does not exceed the scope of the rights granted to the Company with respect thereto, including any applicable limitation upon the usage, type or number of licenses, users, hardware, time, services or systems.

4.11.2. The Information Systems are deemed as Transferred Software.

4.12. Labor.

4.12.1. Schedule 4.12.1 of the Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all current employees of the Company relating to the Purchased Assets showing for each (a) the employee’s name, job title or description, commencement date of employment, salary level (including base salary, global payment, any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Company), full-time, part-time or hourly status, including each Person’s classification as either exempt or non-exempt from the overtime requirements under applicable Law, social benefits participation, including whether a managers insurance, pension fund, education fund (keren hishtalmut) is maintained with respect to such employee), their respective contribution rates and the salary basis for such contributions, whether such Person, is subject to Section 14 Arrangement under the Israeli Severance Pay Law - 1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary), accrued and unused vacation days and prior notice of termination requirements, and (b) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the calendar year ending December 31, 2020. All such employment agreements shall be deemed as Purchased Contracts.

4.12.2. Except as set forth on Schedule 4.12.2 of the Disclosure Schedule, the Company is not a party to or bound by any employment contract, deferred compensation arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation plan or agreement. No employee of the Company has been granted the right to continued employment with the Company or to any compensation following termination of employment with the Company, subject to the applicable prior notice of termination. No employees of the Company are represented by any labor union, or subject to any collective bargaining agreement or extension order, except for certain provisions from collective bargaining agreements incorporated into Israeli Labor Law by an extension order (צו הרחבה) that generally apply to all employees in Israel nor, to the Company’s knowledge, are there any union organization activities pending or threatened by the Company’s employees. There is no pending or, to the Company’s best knowledge, threatened labor dispute involving the Company and any of its employees.

4.12.3. The Company has complied in all material respects with all Israeli labor and social securities Laws, procedures and agreements, relating to employment, terms and conditions of employment and all individual or collective labor agreements and internal regulations, including without limitation, those relating to wages, hours, vacations and working conditions for its employees, equal opportunity, employment discrimination, disability, civil rights, fair labor standards, occupational safety and health, workers’ compensation, immigration, and provisions under the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Employment by Human Resource Contractors Law, 1996, the Advance Notice for Dismissal and Resignation Law, 2001, the Salary Protection Law, 1958, the Law of Increased Enforcement of Labor Laws, 2011, and wrongful discharge, and to the proper withholding and remission to the proper tax and other authorities of all sums required to be withheld from employees under applicable Laws respecting such withholding. All compensation, social benefit payments and withholding obligations of the Company to or in respect of its current and former employees for periods prior to the Closing have been timely and fully withheld and paid by the Company or are properly provided for in the Financial Statements.

4.12.4. The Company is not aware that any of the Company’s current employees, consultants or material service providers intends to terminate his/her/its employment or consultancy with the Company, nor does the Company have a present intention to terminate the employment or engagement of any of the foregoing.

4.12.5. Other than as set forth in Schedule 4.12.5 of the Disclosure Schedule, Company has no employment Contract with any officer or employee or any other consultant or person, which is not terminable by it at will without liability, upon thirty (30) days prior notice.

4.12.6. The Company does not engage any personnel through manpower agencies. The Company does not employ or engage through a third party with employees whom the Israeli Law for Employment of Foreign Employees, 1991 applies to.

4.12.7. No Purchased Contract which is an employment or consulting contract contains any provisions triggering any payments which may reasonably be triggered pursuant to the transactions contemplated hereunder.

4.13. Contractors. Schedule 4.13 of the Disclosure Schedule lists the particulars (the name, title and function, date of commencement of services and material terms of agreement and benefits, including termination notice, current remunerations and department) of all freelancers with which the Company has entered into an agreement or engaged the services of, which are currently in effect, relating to the Purchased Assets and/or Business. Except as set forth on Schedule 4.13, all of such independent contractors are a party to a written contract with the Company. True and accurate listing of all benefits and terms payable or which the Company is bound to provide (whether now or in the future) to each independent contractor or in respect of each independent contractor are described in a true, accurate and complete manner in Schedule 4.13. Each Person who has provided services to the Company and was classified and treated as an independent contractor, consultant, leased employee, volunteer, or other non-employee service provider was to the Company’s best knowledge properly classified and treated as such for all applicable purposes under applicable law and would not reasonably be expected to be reclassified by any Israeli Governmental Body as an employee of the Company, for any propose whatsoever and the Company has not engaged any consultants, sub-contractors, sales agents or freelancers who, according to any applicable Israeli law, would be entitled to the rights of an employee vis-à-vis the Company. Other than as set forth in Schedule 4.13 of the Disclosure Schedule, each contract with such Person contains provisions which state that no employer-employee relations exist between such consultant or contractor and the Company. No Company contractor and consultant or former Company contractor and consultant has issued to the Company a written notice of a claim or any other allegation that such contractor and/or consultant was not rightly classified as an independent contractor.

4.14. Litigation. There has not been any and there is no action, suit, written claim, proceeding or to Company’s knowledge investigation of any nature pending or threatened against Seller relating to any Purchased Assets. No Purchased Assets (including, to Company’s knowledge, Third Party Software) are subject to any proceeding or outstanding decree, writ, court order, judgment, or injunction, or settlement agreement entered into by the Company that restricts in any manner the use, transfer or licensing thereof by Seller or may affect the validity, use or enforceability of such Purchased Assets by Purchaser. There are no judgments, court orders or decrees, fines or penalties heretofore assessed against Seller, affecting the Purchased Assets under any federal, state or local law.

4.15. Compliance with Laws and Other Instruments. Except as set forth in Schedule 4.15 of the Disclosure Schedule, to Company’s knowledge, the Company has conducted its business in all material respects in accordance with all applicable laws and there is no violation or default with respect to any law, statute, ordinance, regulation, order, writ, injunction, decree or judgment of any court or Governmental Body, which could have a Material Adverse Effect upon the Purchased Assets and/or Business. To the Company’s knowledge, there is no existing law, rule, regulation or order which would prohibit or restrict the Company from, or otherwise cause a Material Adverse Effect on the Company in, conducting the Business in any jurisdiction in which it is now conducted or as currently proposed to be conducted.

4.16. Compliance with Privacy Laws.

4.16.1. Except as set forth in Schedule 4.16.2 of the Disclosure Schedule, the Company and the operation of the Company, including the use, collection, storage and dissemination of data in connection therewith and the registration of databases in connection with the Business, are in compliance in all material respects, with any applicable privacy laws binding directives, or requirements of any relevant Governmental Body to protect the privacy of any Personal Information (the “Data Privacy Laws”), including the Protection of Privacy Law, 1981 (the “Israeli Privacy Protection Law”).

4.16.2. Except as set forth in Schedule 4.16.2 of the Disclosure Schedule, the Company has and is currently taking the measures required by any and all Data Privacy Laws in connection with Company’s collection, storage, use, transfer of, (a) any User Data and/or any other personally identifiable information from any individuals, including name, address, telephone number, email address, financial account number, government-issued identifier, and any other data used or intended to be used to identify, contact or precisely locate a person, (b) any information from or about an individual whose use, aggregation, holding or management is restricted under any applicable Law, (c) internet protocol address or other persistent identifier; (d) “information” as defined by the Israeli Privacy Protection Law (whether or not such “information” constitutes “sensitive information” as defined thereunder) (collectively “Personal Information”) to maintain in confidence such Personal Information. Except as set forth in Schedule 4.16.2 of the Disclosure Schedule, the Company has at all times complied with the Data Privacy Laws, and is in compliance with any contractual obligations including, without limitation, Company’s privacy policies and the requirements of any codes of conduct to which the Company is a party, relating to privacy, data protection, and the collection, storage and use of the Personal Information. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected, stored and used by it or on its behalf from and against unauthorized access, use and/or disclosure. No claims have been asserted or, to the best knowledge of the Company, are threatened against the Company by any Person alleging a violation of any Person’s or any entity’s privacy, personal or confidentiality rights under the Data Privacy Laws and/or contractual obligations relating to privacy. To the best knowledge of the Company, there has been no unauthorized access to or other misuse of Personal Information. The Company has never reported a data breach to any relevant regulator in any jurisdiction.

4.16.3. The transactions contemplated hereunder do not breach any Data Privacy Laws nor infringe any Person’s rights with respect to his Personal Data, nor require any consents from any data subjects.

4.17. Permits. Other than as specified in Schedule 4.17, to the Company’s knowledge, the Company has all franchises, permits, licenses, and any similar authority necessary for the conduct of the Business as currently conducted, and to the extent pertaining to the Business, constitute as Purchased Assets. The Company is not in material default under any of such franchises, permits, licenses, or other similar authority.

4.18. Agreements. Other than as set forth in Schedule 4.18, there are no agreements, understandings, instruments, contracts, transaction proposed as of the date hereof, judgments, orders, writs or decrees to which the Company or the Subsidiaries or SPV is a direct party or by which it is bound by, relating to the Purchased Assets, other than generally publicly available agreements relating to Open Source Code. All the agreements to which the Company is a direct party relating to the Purchased Assets, are listed in Schedule 4.18, and true and correct copies of such agreements have been provided to the Purchaser. Other than the agreements identified as in Schedule 4.18, the Company does not, and the SPV shall not require, any additional agreements to carry out the Business as currently conducted. The Company is not in violation in any material respect of any provision of any Purchased Contract. All such Purchased Contracts are in full force and effect, and the Company and has no knowledge of the invalidity of or grounds for rescission of any of these agreements, or of any intention to terminate any such agreements, excluding by virtue of the transactions contemplated hereunder (except with respect to the Material Purchased Contracts).

4.19. Title to Property and Assets. The Company has good and marketable title to all of its property and assets constituting the Purchased Assets, free and clear of any Security Interest. Other than as set forth in Schedule 4.19(a), with respect to the property and assets it leases, each lease or agreement to which the Company is a party under which it is a lessee of any property, real or personal, is a valid and subsisting agreement, duly authorized by Company’s authorizes signatories, and entered into, without any default of the Company thereunder and, to the Company’s knowledge, without any default thereunder of any other party thereto. No event has occurred and is continuing which, with due notice or lapse of time or both, would constitute a default or event of default by the Company under any such lease or agreement or, to the Company’s knowledge, by any other party thereto. The Company’s possession of such property has not been disturbed and no claim has been asserted against the Company adverse to its rights in such leasehold interests. No tangible assets owned by the Company are provided by the Company to be used by any other person and except as specified in Schedule 4.19(b), the Company does not depend upon or require for the Business any tangible assets, facilities or services owned or supplied by any related party; all of which shall be considered as Purchased Assets.

4.20. Changes. Other than as set forth in Section 4.20 to the Discloser Schedule, since December 31, 2020, the operations and business of the Company has been conducted in all respects only in the ordinary course of business, the Company has not entered into any transaction which was not in the ordinary course of its business and there has not been: (i) any material change in, or any event or condition that would cause a Material Adverse Effect to, the Purchased Assets or Assumed Liabilities; (ii) any damage, destruction or loss, whether or not covered by insurance, to any of the material assets, properties, financial condition, operating results, or business of the Company (as such business is presently conducted); (iii) any waiver or compromise by the Company of a valuable right or of a material debt owed to it; (iv) any satisfaction or discharge of any Security Interest by the Company, in each case except in the ordinary course of business; (v) any change or amendment to a material contract or arrangement by which the Company or any of its assets or properties are bound or subject; (vi) any material change in any compensation arrangement or agreement with any key employee, officer, director or shareholder of the Company; (vii) any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets of the Company; (viii) any resignation or termination of employment of any officer or key employee of the Company; (ix) any receipt of a notice that there has been a loss of, or material order cancellation by, any material customer of the Company; (x) any mortgage, pledge, transfer of a Security Interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable or in the ordinary course of business; (xi) any loans or guarantees made by the Company to or for the benefit of any of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business; (xii) any change in the accounting methods or accounting principles or practices employed by the Company; (xiii) any declaration, setting aside or payment or other distribution in respect of any of the Company’s share capital, or any direct or indirect redemption, purchase or other acquisition of any of such share capital; and (xiv) any arrangement or commitment by the Company to do any of the things described in this Section

4.21. Tax Matters. The Company has timely filed all tax returns and tax reports (including information returns and reports) to the extent required by applicable law and all such tax returns and reports have been true, correct and complete in all material respects and have been made and filed in compliance with applicable law. Any and all taxes and other charges due from the Company by any federal, state, local or foreign tax authorities (including, without limitation, those due in respect of the properties, income, franchises, licenses, sales or payrolls) have been timely paid or property reserved in the Company’s books of account. The Company has not made any elections pursuant to the Israeli Income Tax Ordinance [New Version], 1961 (other than elections that relate solely to method of accounting, depreciation or amortization). Other than as set forth in Schedule 4.21(i) of the Disclosure Schedule, the Company has withheld and paid all taxes and other charges required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder, member or other third party and have paid the same to the proper tax-receiving officers or authorized depositories. The Company never had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. The Company has not incurred any taxes, assessments or governmental charges other than in the ordinary course of business and the Company has made adequate provisions on its books of account for all taxes, assessments and governmental charges with respect to its business, properties and operations for such period. Company’s accounts and notes receivable are properly booked. Furthermore, to the knowledge of the Company, other than as set forth in Schedule 4.21(ii) of the Disclosure Schedule, no state of facts exists or has existed which would constitute grounds for the assessment of any tax liability with respect to the periods which have not been audited. The Company is duly registered for purposes of Israeli value added tax and have complied in all material respects with all requirements concerning value added taxes

4.22. Tax Ruling. All facts, information, data contained in the Tax Ruling are, full, true and correct, and do not omit nor misstate any facts and/or applicable information, nor provide for any false and/or misleading information. All actions, covenants, undertakings and obligations by Company, the SPV and/or Sellers due prior to the Closing shall have been fully and timely performed in accordance with the terms thereof.

4.23. Banking Relationships, Loans and Investments. Schedule 4.23 sets forth an accurate, correct and complete list of all banks, financial institutions and any third parties in which any of the SPV and/or Subsidiaries has an account, deposit, safe-deposit box, lock box, strip accounts, or line of credit or other loan facility and the amounts owed to such banks, financial institutions or such third parties, if any.

4.24. No Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the SPV.

4.25. Brokers. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any brokerage or finders’ fees or agents’ commissions or any similar fee in connection with this Agreement.

4.26. Capacity of Sellers.

4.26.1. Neither (1) the execution, delivery or performance of this Agreement by the Seller, nor (2) the consummation by the Sellers of the Transactions to which each Seller is a party, will (with or without notice or lapse of time):

4.26.1.1. contravene, conflict with or result in a violation or breach by such Seller of any provisions of any applicable Law to which such Seller is subject to, or give any Governmental Authority or other Person the right to challenge the transactions contemplated herein and thereby or to exercise any remedy or obtain any relief under any order, writ, injunction, judgment or decree to which such Seller is bound in connection with the transactions contemplated hereby; or

4.26.2. No consent is required from, any Person (including any Governmental Authority) in connection with (x) the execution, delivery or performance by such Seller of the Agreement and/or the Ancillary Agreements to which such Seller is a party or (y) the consummation by such Seller of the transactions contemplated herein and thereby, other than where the failure to make filings, give notice or obtain consents will not impair the ability of such Seller to consummate the transactions contemplated herein and thereby.

4.26.3. Each Seller has the capacity to comply with and perform all of such Seller’s covenants and obligations under each of the Agreements and Ancillary Agreements to which such Seller is a party.

4.26.4. Each Seller has not (A) made a general assignment for the benefit of creditors, (B) is not bankrupt or insolvent, (C) suffered the attachment or other judicial seizure of all or a substantially all of such Seller’s assets, (D) admitted in writing such Seller’s inability to pay such Seller’s debts as they become due, or (E) taken or been the subject of any action that will have an adverse effect on such Seller’s ability to comply with or perform any of such Seller’s covenants or obligations under any of the Agreement and/or the Ancillary Agreements;

4.26.5. To the Seller’s knowledge, it is not subject to any applicable law that may have an adverse effect on each Seller’s ability to comply with or perform any of each Seller’s covenants or obligations under this Agreement; or

4.27. There is no proceeding pending, and, to the Seller’s knowledge, no Person has threatened to commence any proceeding against either Seller (in his/her/its capacity as such) that may have an adverse effect on the ability of either Seller to comply with or perform any of either Seller’s covenants or obligations under any of the Agreement and/or the Ancillary Agreement.

4.28. Transaction of Business. Company did not provide any discounts with respect under any Purchased Contract, the foregoing other than in the ordinary course of business.

4.29. Disclosure of Information. There is no material fact or information relating to the business, condition (financial or otherwise), affairs, operations, properties or assets of the SPV as currently conducted that has not been disclosed to the Purchaser by the SPV or the Sellers. The representations and warranties in Section 4 of this Agreement are each accurate, correct and complete in all material respects as of the Closing (except that representations that are specifically qualified as to materiality will be true and correct as so qualified), and neither this Agreement (including any exhibit to this Agreement) nor any documents, certificates or other items supplied by the Company and the Sellers with respect to the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact (except that representations that are specifically qualified as to materiality will be true and correct as so qualified) necessary to make the statements herein or therein not misleading. The Purchaser has the right to rely fully upon the representations and warranties of the Sellers contained in this Agreement (including, inter alia, any exhibit hereto) or in any written certificate made or delivered pursuant to the requirements of the provisions herewith.

4.30. Transfer Restrictions; Acknowledgement of Risk.

4.30.1. Each Seller acknowledges that it has such knowledge and experience in financial or business matters that it is capable of evaluating and understanding the merits and risks of the Closing Equity Consideration and/or any Consideration Shares issuable hereunder. Each Seller understands that there is no assurance of any economic benefit which may arise in favor of Seller, and each Seller further acknowledges that it may incur material financial losses in entering into the transactions contemplated hereunder. Such Seller is able to bear the economic risk of an investment in the Consideration Shares and, at the present time, is able to afford a complete loss of such investment. Such Seller acknowledges that as of the date hereof, the Purchaser has limited financial resources, and thus an investment in the Consideration Shares is subject to significant risk.

4.30.2. Each Seller is either (i) an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Act, or (ii) a Non U.S. Person as defined under Regulation S promulgated under the Securities Act. To the extent that a Seller is a non U.S. Person, such Seller (x) is not receiving the Consideration Shares for the account or benefit of any U.S. Person, (y) is not, at the time of execution of this Agreement, and will not be, at the time of the issuance of the Purchaser’s ADS, in the United States and (z) is not a “distributor” (as defined in Regulation S promulgated under the Act).

4.30.3. Such Seller acknowledges that it has had the opportunity to review the ancillary agreements relating to this Agreement (including all exhibits and schedules thereto) and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Purchaser any concerning the terms and conditions of the offering of the Consideration Shares and the merits and risks of investing in the Consideration Shares; (ii) access to information about the Purchaser and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Purchaser possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

4.30.4. In case Seller shall at any time be entitled to exchange the Consideration Shares with Purchaser ADS, each Seller understands and acknowledges that any part hereof may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Purchaser’s ADS, other than pursuant to an effective registration statement or Rule 144 under the Securities Act (“Rule 144”), to an affiliate (as such term is defined in Rule 144) of Such Seller or in connection with a pledge, the Purchaser may require the transferor thereof to provide to the Purchaser an opinion of counsel to such Seller, to the effect that such transfer does not require registration of such transferred Purchaser’s ADS under the Securities Act.

4.30.5. Each Seller agrees to the imprinting, so long as is required, of a legend on any of the Purchaser’s ADS exchanged (if exchanged) for the Consideration Shares in the following form:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.”

4.30.6. Each certificate representing the Purchaser’s ADS, if such ADS’s shall be offered in reliance upon Regulation S, shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, AND BASED ON AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT THE PROVISIONS OF REGULATION S HAVE BEEN SATISFIED, (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (3) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

4.30.7. Sellers understand and acknowledge that any misrepresentation of the foregoing shall result in Purchaser not being able to receive Purchaser’s ADS.

4.30.8. Israeli Securities Laws. Sellers are aware of the rules and regulations promulgated under the Israeli Securities Law and the regulations thereto, including those under Section 15a -15c thereof, and acknowledge and understand the limitations thereunder.

5. REPRESENTATIONS& WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Company and the Sellers that the statements contained in this Section 5 are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date, as though the Closing Date was substituted for the date set forth in the representations and warranties set forth in this Section 5.

5.1. Organization. The Purchaser is duly organized and validly existing under the laws of its state of incorporation.

5.2. Authorization; Approvals. The Purchaser has full power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, and the Agreement and the Ancillary Agreements constitute a valid and legally binding obligation, enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. All corporate action on the part of the Purchaser necessary for the authorization, execution, delivery, and performance of all of its obligations under this Agreement and the Ancillary Agreements have been (or will be) duly taken prior to the Closing.

5.3. No Conflict. The investment in the Company by the Purchaser and the execution, delivery and performance of this Agreement and all Ancillary Agreements and other instruments and documents relating thereto do not conflict with or violate any other agreement, instrument, document, court order or judgment to which the Purchaser is bound or subject and do not require the consent or approval of any other person or government agency.

5.4. Validity. This Agreement, the Ancillary Agreements and the documents to be delivered to the Company and the Sellers at the Closing were duly executed by the Purchaser and at the Closing (assuming the due authorization, execution, and delivery by the Company and the Sellers) shall constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.5. Governmental Consents or Third-Party Consents. The Purchaser does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval from any Governmental Body, or any third party with whom Purchaser entered into an agreement currently in effect, in order to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, including the transfer of the Purchased Shares.

5.6. Litigation. Except as disclosed in the SEC Reports, there has not been any and there is no action, suit, written claim, proceeding or to Purchaser’s knowledge investigation of any nature pending or threatened against the Purchaser. Except as disclosed in the SEC Reports, neither the Purchaser nor any of its material assets are subject to any proceeding or outstanding decree, writ, court order, judgment, or injunction, or settlement agreement entered into by the Purchaser that could affect the Purchaser’s ability to perform the Purchaser’s obligations hereunder.

5.7. Investment Representations of Purchaser. The Purchaser and its legal counsel had an opportunity to ask questions and receive answers from the Company and the Sellers, to conduct due diligence investigations sufficient to their needs and requirements, and to review and inspect all of the data and information provided to them by the Company and the Sellers, regarding the terms and conditions hereof, the Business, Purchased Assets and the business, properties, and financial condition of the Company, and with respect to the transactions contemplated under this Agreement and Ancillary Agreements, and has received such material provided by the Company and the Sellers and reviewed (and has consulted with professional consultants) and understands the risks and other considerations relating to the purchase of the Purchased Assets, and acknowledges that such purchase is highly speculative.

5.8. Listing on the Trading Market and Compliance with Securities Laws. To the knowledge of Purchaser, the Purchaser has timely filed all SEC Reports. To Purchaser’s knowledge, as of the respective dates they were filed (except if amended, updated or superseded by a filing made by the Purchaser with the SEC prior to the date of this Agreement, then on the date of such filing), the SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act. To Purchaser’s knowledge, the Purchaser’s Ordinary Shares are validly traded on the Tel Aviv Stock Exchange (“TASE”) and the Purchaser’s ADS’s are validly traded on the Trading Market. To Purchaser’s knowledge, the Purchaser is compliance, in all material respects, with all the requirements of the listing, disclosure and other requirements of the Trading Market and the TASE and has not received any formal or informal notice or notification of non-compliance or potential delisting of the Purchaser’s ADS’s or other securities.

6. PRE-CLOSING AGREEMENTS

The Parties agree as follows with respect to the period from the execution of this Agreement and until the Closing:

6.1. General. Each of the Parties will use reasonable efforts, will take reasonable actions and do all reasonable things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

6.2. Operation of Business. Except as otherwise provided in this Agreement and subject to applicable law, the Company (solely with respect to the Purchased Assets and Assumed Liabilities), SPV and the Sellers will conduct their business in relation to the Purchased Assets and Assumed Liabilities solely in the ordinary course of business and shall not engage in any practice, take any action, or enter into any transaction outside the ordinary course of business.

7. AFFIRMATIVE COVENANTS

7.1. Transfer of Accounts. The Company shall deliver to the Purchaser such evidence reasonably satisfactory to Purchaser that all Domain Names have been assigned to the SPV and under the name of the SPV.

7.2. Post-Closing Financing. Purchaser shall extend and make available to SPV, an aggregate amount of US$2,500,000 in immediate available funds, by wire transfer to the SPV bank account, to be disbursed to SPV in four (4) installments, as follows: (i) the initial installment in the amount of US $[**] shall be transferred within one (1) Business Day of Closing, (ii) the second installment in the amount of US $[**] shall be transferred until March 1, 2022, (iii) the third installment in the amount of US $[**] shall be transferred until August 1, 2022, and (iv) the fourth installment in the amount of US $[**] shall be transferred until January 1, 2023 (“Purchaser Financing”).

7.3. Transfer of none Material Contracts. Company shall make commercially reasonable efforts to assign or novate Purchased Contracts which are not Material Purchased Contracts at the Closing and in any event as soon as possible following the Effective Date. In case such Contract(s) cannot be transferred, novated, assigned or conveyed to Purchaser’s satisfaction, then per Purchaser’s instruction, Company shall forthwith terminate such Contracts in a lawful manner. Notwithstanding the above or anything to the contrary herein, the failure to assign such Purchased Contracts shall not be deemed a breach by the Company.

7.4. Waiver of Tax Ruling Consequences. Sellers hereby forever and irrevocably discharge, release and waive (including any right to contest the following) the Purchaser, its officers, directors, employees and/or agents, and any shareholder of Purchaser (the “Released Parties”), from any losses, damages, claims, expenses and/or any other demand from the Released Parties’ associated or in connection with the Sellers adherence, or lack thereof, with any requirement, demand, representations and/or covenants required to grant effect, and keep the Tax Ruling effective, which may arise to Sellers, their assigns and/or anyone on their behalf, except for breach of Section 2.2.1.4.

7.5. Specific Payment Allocation and Offset. It is clarified that Company shall be entitled to all payments due from [**] which are in connection with services or products sold prior to the Closing (and are expected to be received with the Subsidiaries on or about July/August 2021). Sellers shall be responsible to all fees and costs associated with the Escrow Agreement and the Paying Agent Agreement (“Seller Balancing Liabilities”). Company shall be responsible for (a) such amounts reflecting the transferred employees accumulated vacation days, and (b) costs of the valuation performed by [**] for the benefit of the Company (“Company Balancing Liabilities”). Purchaser shall be responsible for the payment of the rent and the security deposit to [**] for July 2021 (“Purchaser Balancing Liabilities”). Purchaser shall pay, on behalf of Company and Sellers, the Seller Balancing Liabilities and the Company Balancing Liabilities (when due). Company shall pay, on behalf of Purchaser, the Purchaser Balancing Liabilities. Following the Closing and the receipt payments from [**], but in no event no later than 31 August 2021, the parties shall make the applicable calculation and netting-off of their respective payment obligation, and shall perform balancing payments (via netting off) to reflect the above. Such balancing payments shall be made directly between Purchaser and Company or Sellers, and not through any adjustment to the Closing Consideration. To the extent any payment from [**] will be received following 31 August 2021, such payment shall be transferred and paid to the Company (subject to said offsets).

7.6. Earn Out Support. The Purchaser shall make good faith efforts to support the SPV in order for the Sellers to be able to achieve the Milestones (taking into account the budget agreed by the Parties and the terms of the Post-Closing Financing).

7.7. Compliance with Tax Ruling. All actions, covenants, undertakings and obligations by Purchaser, Company, and/or Sellers due on or following the Closing in accordance with the Tax Ruling shall be fully and timely performed in accordance with the terms thereof.

7.8. Non-Compete. Commencing on the Closing Date and continuing for the later of: (i) a period four (4) years following the Closing Date, and (ii) one (1) year of termination engagement, neither Seller shall engage, directly or indirectly, in developing or marketing or selling for itself or any other party product functionality that competes with the Business, including any of the features or functions of the Transferred Software. For purposes of clarification, pursuant to this Agreement, each Seller and the Company (directly or indirectly) shall discontinue all sales of products containing the Transferred Software or otherwise offer services competing with the Business. The Parties agree that such covenants are reasonable and necessary to protect Purchaser’s interests in the Purchased Assets, that the Closing Consideration was calculated to reflect arm’s length payment for such special obligation, and the Sellers confirm that they have carefully reviewed the provisions of this Section 7.6., fully understand the consequences thereof and have assessed the respective advantages and disadvantages to the Sellers of entering into these covenants.

7.9. Evidence of Filing. The Sellers shall deliver to the Purchaser the form of notice to the Registrar for filing the Amended Articles. In addition, the Company shall deliver to the Purchaser the form of notice to be sent to the Registrar with respect to the transfer of the Purchase Shares under this Agreement, and with respect to the appointment of the New Directors in the SPV.

7.10. Securities Law Matters. In the event that, within thirty six (36) months of the Closing, Purchaser files a resale registration statement under the Securities Act before the Consideration Shares become eligible for exchange for the Purchaser’s ADS which are not subject to any restrictions under Rule 144, the Purchaser shall as soon as practicably possible, inform the Founders in writing and, if one or more Founders so requests in writing within ten (10) business days of receiving such notice, the Purchaser shall include in such registration statement the resale by such Founder(s) of ADS’s representing such Consideration Shares which have been released to the respective Founder, pursuant to the terms of the Paying Agent Agreement and/or the Escrow Agent Agreement. In the event that at the conclusion of six months following their issuance, any Consideration Shares issued hereunder do not qualify for an exemption from registration enabling them to become freely tradable without time or volume restrictions pursuant to Rule 144, due to (i) a determination that a Founder is deemed as “affiliates” under Rule 405 of the Securities Act (and despite such Founders providing all requisite representations that he is not an “affiliate”, or (ii) such circumstances resulting from Purchaser’s failure to meet the requirements which apply to Purchaser in order for the Consideration Shares to qualify for such exemption without such failure resulting from any act of omission of the respective Founder, upon request of such Founder, Purchaser shall use its best efforts to file a resale registration under the Securities Act to register the resale of ADS’s representing such Consideration Shares within sixty (60) days from such notice and shall use its commercially best efforts to keep such registration statement, with respect to each Founder, continuously effective under the Securities Act until the earlier to occur of (i) the date on which such Founder may sell, in compliance with Rule 144, the ADS underlying the Consideration Shares then held, or (ii) all ADS underlying the Consideration Shares covered by the registration statement have been sold by such Founder. In the event that the Purchaser fails to comply with any such registration requirements or fails to remove the restrictive legend from any securities issued hereunder pursuant to a valid request made in accordance with this paragraph, within 10 calendar days, with no fault of the respective Founder, then for each subsequent day, the Purchaser shall pay the holder entitled to such rights an amount equal to (i) the number of the Purchaser’s ADS’s with respect to which the Purchaser did not timely comply with its obligations times (ii) 0.3% of the closing price of the closing price of the ADS’s on the Closing Date.

7.11. Guarantees. The Founders executed guarantees towards bank [**] in favor of the SPV. The SPV and the Purchaser shall, promptly following the Closing, remove such guarantees.

8. PAYMENT MECHANICS AND WITHHOLDING

Anything to the contrary notwithstanding:

8.1. At the Closing, Purchaser shall deposit or cause the deposit by the Paying Agent, of:

8.1.1. An amount equal to the Closing Cash Consideration less the aggregate cash portion of the Escrow Fund;

8.1.2. The Closing Equity Consideration less the equity portion of the Escrow Fund;

8.1.3. The Escrow Fund (cash and equity).

8.2. The Paying Agent shall deposit (i) the amount equal to the Escrow Fund with the Escrow Agent, to be, if applicable, subsequently released back to the Paying Agent for disbursement to the Sellers, and (ii) the respective Closing Cash Consideration due to the respective Sellers which are Optionholders in connection with the sale of the 102 Securities with the 102 Trustee.

8.3. The Closing Cash Consideration less the cash portion of the Escrow Fund (and any subsequent cash payments) shall be released by the Paying Agent, only upon receipt of a duly executed certificates as required under the Paying Agent Agreement attached hereto as Schedule 8.3.

8.4. The Closing Equity Consideration (less the equity portion of the Escrow Fund) shall be released by the Paying Agent, according to the Paying Agent Agreement.

8.5. Right to Withhold. Each of Purchaser, the Paying Agent, 102 Trustee, the Escrow Agent and the SPV, including its Subsidiaries (each a “Payer”) shall be entitled to deduct and withhold from any consideration, in cash or equity, payable or otherwise deliverable pursuant to this Agreement, such amounts as Purchaser, or applicable Payer, as the case may be, under the Israeli Income Tax Regulations (withholding from payments for services or assets) 5737-1977 (the “ITR”), with respect to the making of such payment unless the Sellers have provided the Payer with a Valid Tax Certificate from the ITA at least three (3) days prior to the proposed date of such payment. To the extent that such amounts are so withheld by Purchaser or applicable Payer, as the case may be, and timely and properly remitted to the applicable Governmental Body in accordance with the ITR and no due to a fault by act or omission of the applicable Payer (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid, and (ii) Purchaser, the Escrow Agent or the SPV, as applicable, shall promptly provide to the Person from which such amounts were withheld written confirmation of the amount so withheld.

8.6. Notwithstanding anything to the contrary, a Payer shall not deduct or withhold any amount from the Escrow Fund, which amount or any portion thereof, if and when released, shall be released to the Paying Agent, for further disbursement to the Sellers and any taxes, if any, shall be withheld by the Paying Agent upon actual payment to the Sellers.

8.7. Notwithstanding the foregoing, the Paying Agent shall provide Purchaser prior to the Closing Date with an undertaking as required under Section 6.2.4.3(c) of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation), with respect to Israeli Tax, any consideration payable or otherwise deliverable pursuant to this Agreement shall be paid to and retained by the Paying Agent for the benefit of each Seller for a period of 180 days from Closing or an earlier date required in writing by such Seller or by the ITA (the “Withholding Drop Date”) (during which time the Paying Agent shall not withhold any Israeli tax on such consideration, except if otherwise required by applicable law or pursuant to a demand from the ITA), and during which time each Seller may obtain a Valid Tax Certificate. In the event that no later than three (3) Business Days before the Withholding Drop Date, a Seller submits to the Purchaser and the Payer a Valid Tax Certificate, then the deduction and withholding of any Israeli taxes shall be made only in accordance with the provisions of such Valid Tax Certificate (if the cash consideration attributed to the Seller is not sufficient, such amount will be deducted in Closing Equity Consideration equal to such tax withholding amount and remitted to the ITA by the Payer after such Payer sold the portion of such Closing Equity Consideration otherwise deliverable to such Seller that is required to enable the Payer to comply with such applicable deduction or withholding requirements based upon the value per share of such Closing Equity Consideration as of the time of such sale) and the balance of the payment or Closing Equity Consideration that is not withheld shall be promptly paid to such Seller (subject to withholding on account of any non-Israeli taxes, if applicable). Until such Seller, or anyone on its behalf, presents to the Payer, a Valid Tax Certificate, or evidence reasonably satisfactory to Purchaser and the Payer that the full applicable Tax amount with respect to such Seller is paid or withheld, the certificates of Closing Equity Consideration shall be issued in the name of the Paying Agent, to be held in trust for the relevant Seller and delivered to such Seller in compliance with the withholding requirements under this Section (during which time the Payer shall not withhold any Israeli Tax from such consideration). If any Seller (A) does not provide the Payer with a Valid Tax Certificate no later than three Business Days before the Withholding Drop Date, or (B) submits a written request with the Payer to release such Seller’s portion of the Closing Equity Consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate to the Payer at or before such time, provided however that such Payer, to the extent the Valid Tax Certificate is insufficient, notifies such Seller of such insufficiency promptly as possible, and that the ITA denies an additional extension request by the Payer, then any amount required to be withheld with respect to the Closing Equity Consideration shall be funded, first through the cash consideration attributed to the Sellers, and if not sufficient, through the forfeiture or sale of the portion of the Closing Equity Consideration, otherwise deliverable to such Seller that is required to enable the Payer to comply with applicable deduction or withholding requirements. To the extent that any Seller is unable, for whatever reason, to sell the applicable portion of the Closing Equity Consideration, then the Payer shall be entitled to hold all of the Closing Equity Consideration, otherwise deliverable to the applicable Seller until the earlier of: (i) the receipt of a Valid Tax Certificate; or (ii) such time when the Payer is practically able to sell the portion of such Closing Equity Consideration otherwise deliverable to such Seller that is required to enable the Payer to comply with such applicable deduction or withholding requirements. Any reasonable costs or expenses incurred by the relevant Payer in connection with such sale shall be borne by, and deducted from the payment to, the applicable Seller, subject to prior written notice thereof to such Seller (if reasonably practicable). The amount in cash to be withheld from such payments shall be calculated according to the applicable withholding rate which amount shall be calculated in NIS based on a US$:NIS exchange rate at the time of release of the applicable Closing Equity Consideration by the Paying Agent which amount shall be delivered to the ITA by the Paying Agent (any applicable currency conversion commissions will be borne by the applicable Seller and deducted from payments to be made to such Seller). The applicable Payer shall furnish the Seller with documents evidencing such Tax withholding and remittance to the ITA. In the event that the Paying Agent receives a demand from the ITA to withhold any amount out of the Closing Equity Consideration payable to any of the Sellers and transfer it to the ITA prior to the Withholding Drop Date, the Paying Agent (1) shall notify such Seller of such matter promptly after receipt of such demand, and provide such Seller with reasonable time (but in no event less than 30 days, unless otherwise explicitly required by the ITA or under any applicable Law) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA, and (2) to the extent that any such certificate, ruling or confirmation is not timely provided by such Seller to the Purchaser or the Paying Agent, transfer to the ITA any amount so demanded, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Seller.

8.8. Notwithstanding anything else to the contrary in this Agreement, the Paying Agent and the 102 Trustee shall be entitled to withhold Israeli Taxes with respect to the consideration payable for Section 102 Securities, on the 15th calendar day of the calendar month following the month during which the Closing occurs, unless the Tax Ruling are provided prior to such time, and in such case, the Paying Agent and the 102 Trustee shall act in accordance with the Tax Ruling.

9. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; RELEASE FROM ESCROW

9.1. Survival.

9.1.1. The representations, warranties and covenants of Company and Sellers contained in this Agreement, or in any Ancillary Agreement or officer’s certificate delivered pursuant to this Agreement, shall survive the Closing Date for a period of eighteen (18) months following the Closing Date; provided, however, that notwithstanding the foregoing, (i) the representations, warranties and covenants set forth in Sections 4.9 through 4.11 (inclusive) (the “IP Representations”) shall survive for a period of thirty six (36) months following the Closing Date, and (ii) the representation, warranties and covenants set forth in Sections 4.1 through 4.4 (inclusive), 4.5, 4.6, 4.19, 4.26, 4.22, 7.6, 7.7 (the “Fundamental Representations”) shall survive until the expiration of the statute of limitation thereof (collectively, the “Claims Period”). For the avoidance of doubt, save for Fraud Matters (as defined below; whereby in such case the Claims Period shall be until the lapse of applicable statute of limitations solely with respect to the person who acted in such Fraud Matters and in case the Company made such Fraud Matters to the Sellers), no claim shall be brought after the lapse of the applicable Claims Period; provided, further, that if, at any time prior to the lapse of the applicable Claims Period, any Indemnified Party (as defined below) delivers a claim for indemnification pursuant to Section 9.4 then the claim asserted in such notice shall survive the expiration date of the applicable representation, warranty or covenant until such time as such Claim Notice is fully and finally resolved by a final judgment by a competent court. Notwithstanding anything to the contrary in the foregoing, the limitations set forth in this Subsection 9.1 shall not apply in the case of claims that a competent court’s final ruling deems to constitute fraud, intentional misrepresentation, intentional breaches of any covenants or fraud (collectively, “Fraud Matters”).

9.1.2. The covenants and agreements set forth in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive in accordance with their respective terms.

9.2. Indemnification

9.2.1. Each of Sellers, jointly but not severally, agrees to indemnify and hold Purchaser and its employees, officers and directors (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”), harmless against all claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees (hereinafter individually, a “Loss” and collectively, “Losses”) actually paid, sustained, accrued or incurred by any Indemnified Party, or any of them directly as a result of or in connection with:

9.2.1.1. any breach of any representation, warranty and/or covenant of the Company and/or such Seller, solely with respect to the breaching Seller) contained in this Agreement or any Ancillary Agreement or officer’s certificate delivered in connection hereto;

9.2.1.2. any failure by a Seller (solely with respect to the failing Seller) to reasonably perform or materially comply with any covenant contained in this Agreement, any Ancillary Agreement or any other document, certificate, or agreement delivered in connection hereto;

9.2.1.3. all Excluded Liabilities.

9.2.1.4. any assets other than Purchased Assets;

9.2.1.5. any business of the Sellers and/or the Company other than the Business;

9.2.2. Any Person committing Fraud Matters shall be liable for, and shall indemnify and hold the Indemnified Parties harmless for, any Losses incurred or sustained by the Indemnified Parties, or any of them directly, as a result of such Fraud Matter committed by such Person, regardless of when such Fraud Matter was discovered.

9.2.3. Nothing in this Agreement shall limit the right of any Indemnified Party to pursue remedies under any Ancillary Agreement against the parties thereto.

9.3. Defense of Third-Party Claims

9.3.1. In the event of the assertion or commencement by any Person of any claim or judicial action or legal proceeding (whether against Purchaser or any other Indemnified Person) (each, an “Action”) with respect to which Company and/or any Seller become obligated to hold harmless, indemnify, compensate or reimburse any Indemnified Party pursuant to this Section 9, the Sellers shall have the right, at its sole discretion and acting reasonably, to assume and conduct the defense of such Action at its own cost. Purchaser has the right to nominate a counsel to participate in the defense of such Action at its own expense (but without derogating from any indemnification obligations of the Sellers as herein prescribed).

9.3.2. In order to enable the Sellers to efficiently conduct the defense of such an Action, Purchaser undertakes to make available to Adv. [**], of Barnea Jaffa Lande & Co, Law Office (the “Representative”), acting as representative of Company and Sellers, any documents and materials in its possession or control that may be necessary to the defense of such Action.

9.3.3. The Company and Sellers shall have the right to settle, adjust or compromise such Action, in their sole discretion, without Purchaser’s prior written consent (which shall not be unreasonably withheld)

9.3.4. Purchaser shall give Representative notice of the commencement of any Action against any Indemnified Party; provided, however, that any failure on the part of Purchaser to so notify Company and Sellers shall not limit any of the obligations of Company and/or Sellers under Section 9 except to the extent the Sellers shall have been actually and materially prejudiced as a result of such failure. If the Representative do not elect to proceed with the defense of any such Action, Purchaser may proceed with the defense of such Action and all expenses relating to the defense of such Action shall be borne and paid exclusively by Company and/or Sellers to the extent that a competent court’s final judgement rules against the Company and/or Sellers. For the avoidance of doubt, neither the Company nor any Seller shall be liable nor shall it be required to indemnify or hold harmless the Purchaser and/or any other Indemnified Party in connection with any settlement effected without its consent in writing. Anything to the contrary notwithstanding, any adjustment, settlement or compromise referring and/or relating to the fault, guilt or culpability of the Company and/or a Seller shall require Company’s and/or such Seller’s prior written consent, in its sole discretion. (provided that such consent shall not be unreasonably withheld).

9.4. Claims Procedure.

Any claim for indemnification, compensation or reimbursement (collectively, “Indemnification”) pursuant to this Section 9 shall be made as follows:

9.4.1. If any Indemnified Party has or claims in good faith to have incurred or suffered Losses for which it is or may be entitled to Indemnification under this Section 9, such Indemnified Party shall deliver a claim notice (“Claim Notice”) to Representative and the Escrow Agent (if such Claim Notice is made during the Escrow Period). Each Claim Notice shall: (i) state that the Indemnified Party believes in good faith that the Indemnified Party is entitled to Indemnification under this Section 9; (ii) contain reasonable detailed description of the facts and circumstances supporting the Indemnified Party’s claim and any reasonable supporting evidence therefor; and (iii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnified Party claims to be entitled (the aggregate amount of such estimate, as it may be modified by the Indemnified Party in good faith from time to time, being referred to as the “Claimed Amount”).

9.4.2. During the thirty (30) Business Days period commencing upon receipt by Seller of a Claim Notice from an Indemnified Party (the “Dispute Period”), Representative may deliver to the Indemnified Party, with a copy to the Escrow Agent if the Claim Notice was also sent to the Escrow Agent, a written response (the “Response Notice”) in which Representative: (i) agree that the full Claimed Amount is owed to the Indemnified Party; (ii) agree that part, but not all, of the Claimed Amount is owed to the Indemnified Party; or (iii) indicate that no part of the Claimed Amount is owed to the Indemnified Party. If the Response Notice is delivered in accordance with clause (ii) or (iii) of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting Seller’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnified Party, as the case may be (any part of the Claimed Amount that is not agreed to be owed to the Indemnified Party pursuant to the Indemnified Party’s Claim Notice being referred to as the “Contested Amount”). If a Response Notice is not received by the Indemnified Party, or by the Escrow Agent if the Claim Notice was also sent to the Escrow Agent, from Representative prior to the expiration of the Dispute Period, then the Company and Sellers shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Indemnified Party. For the purpose hereto, a Response Notice by a Seller and/or the Company approving the Claimed Amount shall be deemed as acceptance per the provisions of subsection 9.4.3 below.

9.4.3. If Representative in their Response Notice agrees that the full Claimed Amount is owed to the Indemnified Party, or if no Response Notice is received by the Indemnified Party from Seller prior to the expiration of the Dispute Period, then Purchaser will instruct the Escrow Agent to release the Claimed Amount to the Indemnified Party.

9.4.4. If Representative in the Response Notice agree that part, but not all, of the Claimed Amount is owed to the Indemnified Party (the “Agreed Amount”), then the Parties will jointly instruct the Escrow Agent to release the Agreed Amount to the Indemnified Party.

9.4.5. If any Response Notice indicates that there is a Contested Amount, or if no Response Notice is received by the Indemnified Party from Seller prior to the expiration of the Dispute Period in accordance with Section 9.4.3, Seller and the Indemnified Party may attempt in good faith to resolve the dispute related to the Contested Amount. If Seller and the Indemnified Party resolve such dispute, such resolution shall be binding on Seller and such Indemnified Party and a settlement agreement stipulating the amount owed to such Indemnified Party (the “Stipulated Amount”) shall be signed by such Indemnified Party and Representative. The Parties will jointly instruct the Escrow Agent to release the Stipulated Amount to the Indemnified Party.

9.4.6. In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Indemnified Party, on the one hand, and Representative on the other hand, or it is a matter that is subject to an Action asserted or commenced by a third party brought against the Indemnified Party in a litigation or arbitration), an action to resolve such dispute may be brought in accordance with Subsection 10.

9.4.7. Upon resolution of the Action to resolve a Claim Notice in accordance with this Section 9, Purchaser will instruct the Escrow Agent to release the amount of the award specified in the court’s decision to the Indemnified Party (a copy of such resolution shall be provided by Purchaser to the Escrow Agent together with such instruction).

9.4.8. If the Parties fail to jointly instruct the Escrow Agent in any of the situations referred to in this Section 9, the Parties agree to irrevocably accept any ruling by a competent court in accordance with provisions of Section 10 of this Agreement.

9.4.9. Each of the Sellers and Company hereby irrevocably agree to the representation of the Representative in connection with the aforesaid matters, and that Representative shall be fully entitled to bind them in all legal obligations associated thereto, and is also authorized, inter-alia, to instruct the Escrow Agent and/or any other Entity with regards to indemnification hereunder.

9.4.10. Notwithstanding anything to the contrary in Section 9, in case that a Response Notice containing a Contested Amount was filed, if the Purchaser did not initiate a claim with the applicable court within 120 days from the date of the Response Notice, the claim with respect to the Contested Amount (but not with respect to the payment of a Stipulated Amount and/or an Agreed Amount, if applicable) shall be deemed forfeited and no indemnification shall apply to such claim.

9.5. Limits on Indemnification

9.5.1. Except (a) in the case of any Fraud Matters set forth in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement on the part of Sellers and/or Company, (b) in the case of any indemnification claim resulting from, arising out of or in connection with Fundamental Representations, IP Representations for any amounts in excess of the Escrow Amount.

9.5.2. The Indemnified Parties shall not be entitled to assert any claim for indemnification under this Agreement (other than in connection with any inaccuracy or breach of the Fundamental Representations, as to which this limitation shall not apply) until such time as the aggregate of all Losses that the Indemnified Parties have under this Agreement exceeds one Hundred and Fifty Thousand Dollars ($150,000), whereupon indemnification may be sought for all such Losses without regard to the such threshold amount.

9.5.3. The indemnification provisions under this Section 9 shall be the sole and exclusive remedy of Purchaser and the Indemnified Parties against the Company and/or Sellers provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any Party of any right to specific performance or injunctive relief.

9.5.4. It is hereby clarified that any indemnification amount that an Indemnified Person is entitled to receive pursuant the provisions herein shall be first recovered from the Escrow Amount, and second, from the Company and/or, Sellers.

9.5.5. The amount of any Loss subject to indemnification hereunder shall be calculated net of any insurance proceeds or any indemnity, contribution or other similar payment actually received by the Indemnified Party from any third party with respect thereto. In the event that an insurance or other recovery is actually made by any Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Seller.

9.5.6. Neither Party shall be liable for any special, indirect, incidental, punitive or consequential loss, such as loss of business opportunities or loss of goodwill, whether in respect of any misrepresentation, breach of contract (other than willful breaches or Fraud Matters), tort, statutory duty or otherwise, which arises out of or in connection with this Agreement, its subject matter or any transaction contemplated hereunder.

9.5.7. In all cases, other than Fraud Matters, the Seller’s aggregate liability under this Agreement and in connection with all transactions contemplated hereunder, whether under this Agreement, tort or otherwise, shall not exceed the amount of 15% (US$1,395,000) of the Closing Consideration, provided however, that with respect to (i) Fundamental Representations such amount shall not exceed 100% (US$9,300,000) of the Closing Consideration and (ii) with respect to IP Representations, shall not include such number which is equal to (x) the net Closing Cash Consideration (i.e., the Closing Cash Consideration minus any taxes in accordance with the Tax Ruling in connection with such Closing Cash Consideration); plus (y) the net amount received by the Sellers for the sale of the Ordinary Shares (or ADSs, as applicable) of the Company (up to the aggregate Equity Consideration), but (z) in no event other than Fraud Matters, more than US$3,250,000, and further provided that in no event that such applicable Indemnified Party shall receive more than the amount of the Loss from the Company and/or the Sellers (aggregated).

9.6. Escrow Arrangements and Payment of Escrow Amount

9.6.1. The Escrow Fund shall be deposited with the Escrow Agent until 18 months as of the Closing Date.

9.6.2. By virtue of this Agreement and as partial security for the indemnity provided hereof, the Escrow Amount shall be deposited at the Closing into an escrow account with the Escrow Agent (the “Escrow Account”) pursuant to the terms and conditions of the Escrow Agreement, and Sellers hereby direct Purchaser to pay such amount to the Escrow Agent from the Closing Consideration. The Escrow Fund shall be available as partial compensation to the Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under Section 9.

9.6.3. In case the Escrow fund is to be utilized for indemnification for Losses pursuant to the herein terms, then Escrow Agent shall first utilize and release the cash portion of the Escrow Fund, and only following the depletion thereto shall release the equity portion of deposited into the Escrow Fund.

9.6.4. For the purpose of determining the number of Ordinary Shares to be released from escrow to discharge Sellers’ indemnification obligations, the effective price of such Ordinary Share shall be closing price of the Purchaser ADS on the Trading Day which is two Trading Days immediately prior to the actual release of such Ordinary Shares, but no less than the Effective ADS Price.

9.6.5. Sellers hereby irrevocably agree and confirm that any Ordinary Share to be released from Escrow to discharge any indemnification obligation hereunder shall be deemed as forfeited for the purposes hereto, and Sellers irrevocably authorize any officer of the Company to make the requisite declaration with respect hereto.

9.7. Distribution of Escrow Amount

9.7.1. The Escrow Agent shall transfer to Paying Agent, for the latter purpose of distributing all remaining funds in the Escrow Account to Sellers at 3:00 p.m., local time to a bank account designed in writing by the Sellers, first on the third Business Day after 18 months anniversary of the Closing Date (the “Escrow Period”), an amount equal to one hundred percent (100%) of the Escrow Fund minus the amount of potential Losses from unresolved claims specified in Claim Notices made to that date and for which a suit was submitted to a competent court. As soon as all such claims have been resolved by final judgment of a competent court, the Escrow Agent shall deliver the remaining portion of the Escrow Fund, if any, to Paying Agent for further distribution and withholding (if applicable).

9.8. Taxation of Escrow Amount

9.8.1. Any interest earned on the Escrow Amount shall be added to the Escrow Amount and become a part thereof. All interest on or other taxable income, if any, earned from the investment of the Escrow Amount shall be treated for tax purposes as earned by Sellers, and Sellers shall be responsible for any taxes due with respect to such interest.

9.9. Fees

9.9.1. All fees of the Escrow Agent for performance of its duties under this Agreement and the Escrow Agreement and Paying Agent Agreement shall be borne by the Sellers.

10. MISCELLANEOUS

10.1. Applicable Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Israel without giving effect to its principles or rules of conflicts of laws. The competent courts of the Tel Aviv district shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever in respect of such disputes.

10.2. Counterpart Signatures. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that two parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or PDF transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or PDF signature page were an original thereof.

10.3. Entire Agreement. This Agreement, the Amended Articles and the Ancillary Agreements constitute the full and entire agreement, covenants, promises and understandings between the Parties hereto with respect to the subject matter hereof, and supersede any and all prior agreements, understandings, promises and representations made by all or some of the Parties (or by any Party to another), written or oral, concerning the subject matter hereof and the terms applicable hereto, including that certain Indication of Interest entered into by and among the Sellers and the Purchaser, dated April 11, 2021.

10.4. Amendment & Waivers. Any term of this Agreement may be amended and the non-observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of: (i) at least one Seller, solely to the extend such amendment does not derogate from any right of the other Seller hereunder, and (ii) the Purchaser.

10.5. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

10.6. Notice. All notices or other communications provided for in this Agreement shall be in writing and shall be given in person, by registered mail (registered air mail if mailed internationally), by an overnight courier service which obtains a receipt to evidence delivery, by facsimile transmission (evidenced by written confirmation of transmission) or by e-mail transmission, addressed as set forth below:

Company:

Takoomi Ltd.

121 Menahem Begin Rd.

Tel Aviv

Attention: Founders

Tel: [**]

e-mail: [**]

with a copy to (which shall not constitute service of process):

Barnea Jaffa Lande Law Offices

58 Harakevet St.

Tel Aviv, Israel.

Attention: [**]

Email: [**]

Purchaser:

Safe-T Group Ltd.

8 Aba Evan Av.

Herzelia

Attention: Mr. Shai Avnit, CFO

Tel: 09-8999110

e-mail: shai.avnit@safe-t.com

with a copy to (which shall not constitute service of process):

Sullivan & Worcester Tel-Aviv.

28 HaArba’a St. HaArba’a Towers, Northern Tower

35th Floor, Tel-Aviv, Israel

Attention: [**]

e-mail: [**]

Sellers:

Mr. Roni Lev

[**]

Tel: [**]

e-mail: [**]

Mr. Yotam Benattia

[**]

Tel: [**]

e-mail: [**]

with a copy to (which shall not constitute service of process):

Barnea Jaffa Lande Law Offices

58 Harakevet St.

Tel Aviv, Israel.

Attention: [**]

Email: [**]

or such other address as any party may designate to the other in accordance with the aforesaid procedure. All notices and other communications delivered in person shall be deemed to have been given upon delivery. Notices and other communications delivered e-mail transmission (in either case with confirmation of receipt) shall be deemed to have been given as of one business day after sending thereof. All notices and other communications delivered by overnight air courier shall be deemed to have been given as of the third business day after posting; and all notices and other communications sent by registered mail shall be deemed given ten (10) days after posting.

10.7. Expenses. Each Party shall bear its own fees and expenses in connection with the negotiations and drafting of this Agreement, the Ancillary Agreements and all related documents and actions.

10.8. Further Actions. At any time and from time to time, each Party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

[Remainder of Page Left Intentionally Blank]

[Signature Page to Follow]

Signatures page – Share Purchase Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Asset Transfer And Share Purchase Agreement as of the date first above written.

PURCHASER:

Safe-T Group Ltd.

By:	/s/ Shai Avnit
Name:	Shai Avnit
Title:	CFO
Date:	July 1, 2021

COMPANY:

Takoomi Ltd.

By:	/s/ Takoomi Ltd.
Name:	Roni Lev | Yotam Benattia
Title:	Co-Founders
Date:	July 1, 2021

SELLERS:

Mr. Roni Lev

By:	/s/ Roni Lev

Mr. Yotam Benattia

By:	/s/ Yotam Benattia

Mr. David Matrikin

By:	/s/ David Matrikin

Mrs. Pazit Hagag Bachar

By:	/s/ Pazit Hagag Bachar

Exhibit A

List of Sellers

Name	ID	Address	E-Mail
Roni Lev	[**]	[**]	[**]
Yotam Benattia	[**]	[**]	[**]
David Matrikin	[**]	[**]	[**]
Pazit Hagag Bachar	[**]	[**]	[**]

Consideration Allocation

[**]

Schedule 1.1.61

Transferred Software

[**]

Schedule 2.4.1.1

Performance Milestones

[**]

Schedule 3.2.1

Share Transfer Deed

[**]

Schedule 3.2.3

Shareholders Resolution

[**]

Schedule 3.2.4(a)

Share Certificate

[**]

Schedule 3.2.4(b)

Shareholders Register

[**]

Schedule 3.2.5

Compliance Certificate

[**]

Schedule 3.2.6

Opinion of Counsel

[**]

Schedules 3.2.7.1(a) and 3.2.7.1(b)

Employment Agreements

[**]

Schedule 3.2.7.2

Assignment of Employment Agreement

July 4, 2021

To:

[NAME OF EMPLOYEE]

Dear [NAME OF EMPLOYEE],

Re: Assignment of Employment Agreement

This letter is to inform you that Takoomi Ltd. (“Company”) wishes to transfer and assign your employment to its affiliated company, Cyberkick Ltd. (“Assignee”). This letter (“Letter of Assignment”) summarizes the terms and conditions under which your employment with the Company shall be assigned to Assignee;

1. As of July 1, 2021 (“Effective Date”) you shall be employed by the Assignee with retroactive effect.

2. All rights and obligations of the Company under your employment agreement with the Company, dated [DATE OF EMPLOYEE’S EMPLOYMENT AGREEMENT] (the “Agreement”), attached hereto as Annex A, shall be fully assigned to the Assignee, mutatis mutandis.

3. Your salary level and the other benefits you will be entitled to as of the Effective Date shall continue unchanged in accordance with the terms immediately prior to the assignment of your employment.

4. You shall be entitled to all the benefits stemming from your employment period with the Company (“Past Employment Period”), including but not limited to the purpose of calculating your vacation days, sick leave and severance payment, and such Past Employment Period shall continue to accumulate for as long as you shall be employed by the Assignee.

5. For avoidance of doubt, the outstanding balance of your vacation days and sick leave from your Past Employment Period will be transferred to the Assignee for the purpose of ensuring continuity of your term of employment while respecting your rights

6. It is hereby clarified that any and all mangers insurance policies and/or pension funds and/or any other social benefits policies and/or any other equivalent rights maintained and contributed by the Company, in your name, shall also be transferred to the Assignee, subject to the terms therein contained.

7. For the avoidance of doubt, it is hereby clarified that due to the assignment of the Past Employment Period as provided herein, all your undertakings, covenants and representations under the Past Employment Period with respect to the those provided the Agreement, including but not limited to any and all appendices to the Agreement, shall be binding on you vis-à-vis the Assignee.

8. Company’s and/or Assignee failure to fulfill their obligations hereunder shall not be deemed as a breach of this Letter of Assignment and your sole remedy in such case shall be your right to receive only the rights you are entitled to under the Agreement. This Remedy shall constitute full satisfaction of Company’s and/or Assignee liability hereunder (including in the event when the actual loss suffered exceeds the value of the remedy).

9. Following the fulfillment of all of Company’s obligations hereunder, you hereby unconditionally and irrevocably waive any rights or claims you have or may have against the Company with respect to the Agreement and this Letter of Assignment.

10. In no event shall this Letter of Assignment prejudice your rights and privileges under the Agreement.

11. For the purpose of transferring your rights and obligations to the Assignee, you are kindly requested to sign your name on the designated place below, which together with our signature and the signature of the Assignee shall constitute the agreement of the parties hereto to the transfer of your employment to the Assignee as set out in this Letter of Assignment.

Takoomi Ltd.

I read this Letter of Assignment, understood its implications and I hereby agree and accept all the terms herein contained.

Name	ID Number	Date	Signature

We, the undersigned, CyberKick Ltd., hereby confirm that we read, understand and agree to be bound by this Letter of Assignment.

CyberKick Ltd.

Schedule 3.2.9

Purchaser Board Resolutions

[**]

Schedule 3.2.10

Asset Purchase Agreement

[**]

Schedule 3.2.12

Proxy

IRREVOCABLE PROXY

In accordance with the Share Purchase Agreement dated June 30, 2021 (the “Agreement”) by and among Safe-T Group Ltd., a company organized and existing under the laws of the State of Israel (the “Company”) and certain Sellers, as designated in the Agreement, the undersigned agrees as set forth herein. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Agreement.

1.	Grant of Irrevocable Proxy.

a.	This Proxy is irrevocable (to the fullest extent permitted by law), and is granted pursuant to the Agreement, which provides for the purchase by the Company from each of the Sellers and the sale by each of the Sellers to the Company, of the entire issued and outstanding share capital of the SPV, and the receipt by Sellers of cash and securities of the Company in exchange for the such purchased shares in the SPV.

b.	The undersigned shareholder (the “Shareholder”) with respect to all of the shares of the Company that have been received in connection with the Agreement, and any other shares or securities of the Company issued or issuable in respect of the Agreement on or after the date hereof (i.e. the Earn-Out), as well as any shares issued by reason of any share split, share dividend, reclassification, recapitalization or other similar restructuring in connection with such shares (collectively, the “Shares”), hereby irrevocably (to the fullest extent permitted by law, and subject to the terms hereto) appoints the Chairperson of the Company’s Board of Directors or such other officer of the Company as the Company’s Board of Directors shall designate from time to time (the “Holders”), as the sole and exclusive attorneys-in-fact and proxies of the undersigned with full power of substitution and resubstitution, to vote and exercise all voting and related rights with respect to, and to grant a consent or approval in respect of (in each case, to the full extent that the undersigned is entitled to do so and subject to the terms hereto), all of the Shares in accordance with the terms of this Proxy. All prior proxies heretofore given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby covenants and agrees not to grant any subsequent proxies with respect to any Shares. The above notwithstanding, any Shares purchased by Shareholder following twenty-four (24) months of the Closing, provided that at such time Shareholder was not an office holder with the Purchaser Group (as such term is defined in the Agreement), will not be deemed as Shares for the purpose of this Proxy.

c.	The Holders are hereby authorized and empowered by the undersigned Shareholder to act as the undersigned’s attorney-in-fact and proxy to vote the Shares, and to exercise all voting, consent, and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned, or postponed meetings of shareholders of the Company and in every written consent in lieu of such meeting, solely in connection with the following matters:

i)	The nomination, election and/or re-election of any member of Company’s Board of Directors - shall be voted by Holders in accordance with the recommendations put forward to shareholders of the Company by the Board of Directors of the Company, and any resolutions ancillary thereby;

ii)	The issuance of any securities, creation, adjustment and/or alteration of Company’s share capital (including any, split, reverse-split, recapitalization, reclassification, restructuring, increase or decrease thereto), excluding with respect to any issuance of any securities which reflect a price per share of the Company that reflects a discount greater than 25% on the price per share (or ADS) of the Company on the respective stock exchange as quoted on the closing price three (3) days prior to the general meeting or resolution (provided however, that none of said exclusion shall be in effect if the resolution subject matter falls under grant of Company options under section (iii) below) - shall be voted in accordance with the recommendations put forward to shareholders of the Company by the Board of Directors of the Company and any resolutions ancillary thereby; and

iii)	Any remuneration, payments and/or grant of Company options made by the Company to members of its Board of Directors and/or office holders of the Company - shall be abstained.

The Holders may not exercise this Irrevocable Proxy with respect to any matter other than the matters described in clauses (i), (ii) or (iii) above, and Shareholder may vote the Shares on all other matters.

d.	The Holders shall have no duty, liability, and obligation whatsoever to the Shareholder arising out of the exercise by the Holders of the foregoing irrevocable proxy. The Shareholder expressly acknowledges and agrees that (i) the Shareholder will not impede the exercise of the Holders rights under the irrevocable proxy and (ii) the Shareholder waives and relinquishes any claim, right or action the Shareholder might have, as a Shareholder of the Company or otherwise, against the Holders or any of his affiliates in connection with any exercise of the irrevocable proxy granted hereunder.

e.	Shareholder will not to raise any claims or demands against Company and its affiliates in connection, directly or indirectly, with the Proxy and exercise thereof and waives and relinquishes any claim, right or action against the Company and/or Holders in connection with any exercise of the irrevocable proxy granted hereunder, provided the Proxy was exercises in accordance with its terms. The Shareholder shall have no duty, liability, and obligation whatsoever to the Holders and/or the Company arising out of the exercise by the Holders of the foregoing irrevocable proxy, other than where Shareholder acted in contradiction thereof. Save for where Shareholder has acted in contrary to this Proxy and/or otherwise to cause, directly or indirectly, this Proxy to be nulled (in whole or in part), the Company expressly acknowledge, agree and undertake (i) to fully, finally, irrevocably, unconditionally and absolutely waive, release, and forever discharge the Shareholder, from any and all claims, actions, proceedings, demands, causes of action, payments, damages, costs and liabilities of any nature whatsoever, against the Shareholder, with respect to the Holder’s use of this Proxy and exercise thereof; and (ii) not to raise any claims or demands against Shareholder and his affiliates in connection, directly or indirectly, with the Proxy and exercise thereof and to waive and relinquishes any claim, right or action the Holders (in their capacity in the Company or otherwise) and/or the Company might have, against the Shareholder or any of his affiliates in connection with any exercise of the irrevocable proxy granted hereunder

f.	The Shareholder has the right to notice and receipt of any information of or to all general and special meetings of shareholders of the Company during the term of this Irrevocable Proxy, including for the avoidance of doubt with respect to any meetings concerning the matters set forth in Section (c) above, and further severally agrees that if any notice is given by the Company to the shareholders of the Company, such notice will be deemed to have been validly given to the Shareholder for all purposes.

g.	This irrevocable proxy shall expire on the earlier of: 1) as to those Shares on the date that such Shares are sold by the Shareholder but shall continue as to any Shares not so sold, and 2) upon the completion of a Change of Control, which for the purpose of this Irrevocable Proxy shall mean - the acquisition by any individual, entity or group of beneficial ownership of 50% or more of the issued and outstanding share capital of the Company (but specifically excluding any equity investments in the Company); provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries of 50% or more of the issued and outstanding share capital of the Company shall not constitute a Change in Control, (2) the Company declared insolvent or upon the filing by or against the Company of a petition in bankruptcy, whether voluntary or otherwise, (3) upon the Shareholder (i) becoming a non-executive officers of the Company (i.e, not considered an office holder of the Company) and (ii) holding less than two and a half (2.5%) of the then issued share capital of the Company and (4) a transaction by the Company involving an issuance of at least five percent (5%) of the then issued share capital of the Company pursuant to which not all parties receiving securities of the Company have entered into a proxy substantially similar to this Proxy.

h.	Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

i.	So long as Shareholder is an officer holder or director of the Company, nothing in this Proxy shall be construed as preventing or otherwise affecting any actions taken by Shareholder in his or her capacity as an officer holder or director of the <Company or any of its subsidiaries or from fulfilling the obligations of such office (including without limitation, the performance of obligations required by the fiduciary obligations of Shareholder acting solely in his or her capacity as an officer holder or director).

2.	Legend. In the event such legend is required to facilitate and implement this Irrevocable Proxy, the Shareholder agrees to permit an appropriate legend on certificates evidencing the Shares reflecting the grant of the Irrevocable Proxy contained in the foregoing Section 1.

3.	Representations and Warranties. The Shareholder re : resents and warrants to the Holders as follows:

a.	The Shareholder has all necessary rights, power, and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Shareholder and constitutes hjs legal and valid obligation enforceable against the Shareholder in accordance with its terms.

b.	The Shareholder shall furnish to the Company upon its request such reasonable information regarding their holdings of the Shares held by them on a timely manner as shall be reasonably required to effect the Holders’ rights pursuant to this Proxy and the Shareholders obligations hereunder.

c.	There are no proxies, voting trusts or other agreements or understandings to which such Shareholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than this Irrevocable Proxy; and such Shareholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

/s/ [Shareholder]	July 4, 2021
[Shareholder]	Date

/s/ Shai Avnit	July 1, 2021
Safe-T Group Ltd.	Date
By: Shai Avnit
Title: CFO

/s/ [**]	July 2, 2021
[**]	Date
By: [**]
Title: [**]

Schedule 3.3.6.2

Escrow Agreement

[**]

Schedule 3.3.6.4

Material Purchased Contracts

[**]

Schedule 4

Disclosure Schedule

[**]

Schedule 8.3

Paying Agent Agreement

[**]